



2004 ANNUAL REPORT

AEHR TEST SYSTEMS

P.E. 5-31-04


AEHR
TEST SYSTEMS

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	For the years ended May 31,		
	2004	2003	2002
Net sales	**$15,800**	$15,092	12,568
Loss from operations	**(4,509)**	(4,724)	(4,503)
Net loss	**(3,959)**	(4,544)	(5,267)
Net loss per share	**(0.55)**	(0.63)	(0.74)
Cash, cash equivalents and short-term investments	**10,533**	10,791	15,488
Working capital	**18,944**	21,974	25,952
Shareholders' equity	**22,204**	25,345	29,885
Shareholders' equity per share	**3.01**	3.54	4.16

The FOX™ Full Wafer Contact System is designed to make contact with all pads of all die on a wafer simultaneously, thus enabling full wafer reliability screening (burn-in), parallel test and process monitoring. The patented design of the WaferPak™ cartridge enables the FOX system to accommodate a wide range of applications such as DRAMs, flash memory, logic and VCSELs (laser diodes).



The newly introduced MTX-Fp+ Massively Parallel Test System is designed to reduce the cost of testing memory. Its patented technology allows it to burn-in and functionally test more than 12,000 memory devices simultaneously. The MTX-Fp+ system adds the capability of burning-in and testing flash memories to its traditional burning-in and testing of the latest DDR and DDR II memories.



The MAX and ATX product lines perform burn-in on microprocessors, microcontrollers, digital signal processors, memories and other ICs. The MAX3 is specially designed to make use of on-chip self test circuitry, such as Built-In Self Test and structural test. The high-power MAX4 provides over 200 amps of device current per slot. The ATX3 offers up to 256 channels and can support very low voltage levels. The MAX3, MAX4 and ATX3 systems offer device output monitoring during the burn-in process to identify burn-in failures as they occur.



This Annual Report contains certain "forward-looking" statements that involve risks and uncertainties relating to projections regarding industry growth and customer demand for Aehr Test's products. Actual results may vary from projected results. See Aehr Test's recent 10-K report that is part of this Annual Report for a more detailed description of the risks facing our business. The Company disclaims any obligation to update information contained in any forward-looking statement to reflect events or circumstances occurring after the date of this Annual Report.

We improved our financial performance in fiscal 2004 when compared to the prior year. Net sales continued to grow in fiscal 2004 as the semiconductor industry recovered from its protracted three-year downturn. We are pleased with our fourth quarter net sales performance, which allowed us to report our highest quarterly net sales in the last three fiscal years.

Our net sales and order backlog grew five percent and 55 percent, respectively, in fiscal 2004. Net sales for fiscal 2004 were $15.8 million, up five percent from net sales of $15.1 million in fiscal 2003. We reported a net loss of $4.0 million, or 55 cents per share, in fiscal 2004, a 13 percent improvement when compared with the net loss of $4.5 million, or 63 cents per share, in fiscal 2003. As of May 31, 2004, Aehr Test remained debt-free; our cash, short-term investments and long-term investments totaled $11.8 million, up more than $400,000 from last fiscal year-end, and book value per share was $3.01. Our order backlog at May 31, 2004 increased significantly to $7.9 million, up 55 percent from $5.1 million a year earlier.

Aehr Test delivered its first FOX™ full wafer test and burn-in system during fiscal 2004. We announced in September 2003 that Fuji Xerox Co., Ltd. had placed an order for a FOX full wafer contact test and burn-in system, which would allow them to burn-in Vertical Cavity Surface Emitting Lasers (VCSELs) at wafer level. The FOX system was shipped to and accepted by Fuji Xerox during fiscal 2004. That FOX system included our patented WaferPak™ cartridge, which utilizes one of our advanced interconnect technologies for contacting 6,000 VCSELs on a single wafer simultaneously. Customer acceptance of the FOX system demonstrated the system's ability to perform wafer-level burn-in successfully for very high contact density and high power density applications. We are encouraged by this order and shipment and believe that the system's acceptance by the customer indicates that our FOX family of products has promise in the marketplace.

We received orders for multiple MTX systems. We are pleased to have received multiple MTX system orders totaling over $7 million during the year. The orders were for a turnkey production solution for massively parallel testing of advanced memories. The solution included our new MTX-Fp+ test and burn-in system, performance test boards and automation for loading and unloading devices. These orders, from a new MTX production customer, represent a new market opportunity in a rapidly growing market fueled by the increased demand and use of digital cameras and cell phones. We expect to receive additional follow-on orders from this customer in fiscal year 2005.

We continued to expand and enhance our product lines by making a significant investment in R & D. We continued to develop new products that address the changing needs of our customers, investing approximately 29 percent of net sales in R&D in fiscal 2004. Even though the majority of our efforts were focused on our FOX full wafer contact tester, we also enhanced our core test and burn-in products. In the fourth quarter, we shipped the MTX-Fp+ system, a new version of our MTX platform that adds the ability to test flash memories. We made solid progress in the development of our FOX full wafer contact tester product. We are currently in the final testing and verification phase of the project, with completion planned for the second half of this fiscal year. Upon successful completion of this project, we believe we will receive additional orders for the FOX tester.

We strengthened our worldwide sales and customer support organization. We are pleased to have Greg Perkins join us as Vice President of our worldwide sales and customer service organization to "kick off" fiscal 2005. With over 25 years experience in selling and supporting high-end test equipment, someone of Greg's caliber and experience will drive our sales initiatives and help grow our customer base.

Although we are cautious about the future trends in the semiconductor equipment industry, most analysts expect our industry to see growth in net sales throughout calendar 2004. Our long-term strategy is to expand our addressable markets and grow revenues by continuing our investment in R&D and market development of our innovative FOX full wafer contact burn-in and test products, while enhancing and aggressively selling our core burn-in and test MAX and MTX products. Combined with maintaining tight control of our cost structure, we believe that this strategy will allow us to grow revenues, reduce operating losses and return Aehr Test to profitability.

On behalf of everyone at Aehr Test, we appreciate your continued support, patience and understanding as we manage through this challenging environment.



Rhea J. Posedel
CEO and Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended May 31, 2004

or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________ to ________________

Commission file number: 000-22893.

AEHR TEST SYSTEMS

(Exact name of Registrant as specified in its charter)

CALIFORNIA	**94-2424084**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
400 KATO TERRACE, FREMONT, CA	**94539**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(510) 623-9400**

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the Registrant's Common Stock, par value $.01 per share, held by non-affiliates of the Registrant, based upon the closing price of $3.60 on July 30, 2004, as reported on the Nasdaq National Market, was approximately $21,725,000. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock (other than such persons of whom the Registrant became aware only through the filing of a Schedule 13G filed with the Securities and Exchange Commission) and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

The number of shares of Registrant's Common Stock, par value $.01 per share, outstanding at July 31, 2004 was 7,393,109.

Documents Incorporated By Reference

Certain information required by Items 10, 11, 12, 13 and 14 of this report on Form 10-K is incorporated by reference from the Registrant's proxy statement for the Annual Meeting of Shareholders to be held on October 19, 2004 (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant's fiscal year ended May 31, 2004.

AEHR TEST SYSTEMS

FORM 10-K
FISCAL YEAR ENDED MAY 31, 2004

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K contains forward-looking statements with respect to Aehr Test Systems ("Aehr Test" the "Company", "we", "us", and "our") which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements due to a number of factors, including those described herein and the documents incorporated herein by reference, and those factors described in Part II, Item 7 under "Factors that May Affect Future Results of Operations." These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any of these forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for these forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our businesses include but are not limited to those factors that might be described from time to time in periodic filings with the Securities and Exchange Commission and include those set forth in this Annual Report on Form 10-K as "Factors that May Affect Future Results of Operations," as well as other factors beyond our control.

PART I

Item 1. Business

THE COMPANY

Aehr Test develops, manufactures and sells systems which are designed to reduce the cost of testing dynamic random access memory ("DRAM") and other memory devices, perform reliability screening or burn-in of complex logic and memory devices, simultaneously perform burn-in and parallel testing of devices while they are still in wafer form, and enable integrated circuit ("IC") manufacturers to perform test and burn-in of bare die. Leveraging its expertise as a long-time leading provider of burn-in equipment, with over 2,000 systems installed worldwide, the Company has developed and introduced several innovative product families, including the MTX, MAX and FOX™ systems, and the DiePak® carrier. The MTX system is a massively parallel test system designed to reduce the cost of memory testing by performing both test and burn-in on thousands of devices simultaneously. The MAX system can effectively burn-in and functionally test sophisticated devices, such as digital signal processors, microprocessors, microcontrollers and systems-on-a-chip. The FOX system is a full wafer contact burn-in and parallel test system designed to make contact with all pads of a wafer simultaneously, thus enabling full wafer burn-in and parallel test. The DiePak carrier is a reusable, temporary package that enables IC manufacturers to perform cost-effective final test and burn-in of bare die.

Aehr Test, was incorporated in the state of California on May 25, 1977. The Company's headquarters and mailing address is 400 Kato Terrace, Fremont, California, and the telephone number at that location is (510) 623-9400. The Company's common stock trades on the Nasdaq SmallCap National Market under the symbol "AEHR." The Company's website is www.aehr.com. The public may read and copy materials filed with the Securities and Exchange Commission ("SEC"), including the Company's periodic and current reports on Form 10-K, Form 10-Q and Form 8-K, at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington DC 20549. Information about the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. All reports and information electronically filed by Aehr Test with the SEC may also be obtained on the SEC's website (http://www.sec.gov).

INDUSTRY BACKGROUND

Semiconductor manufacturing is a complex, multi-step process and defects or weaknesses that may result in the failure of an IC may be introduced at any process step. Failures may occur immediately or at any time during the operating life of an IC, sometimes after several months of normal use. Semiconductor manufacturers rely on testing and reliability screening to detect failures that occur during the manufacturing process.

Testing and reliability screening involves multiple steps. The first set of tests is typically performed by IC manufacturers before the processed semiconductor wafer is cut into individual die, to avoid the cost of packaging defective die into their plastic or ceramic packages. After the die are packaged and before they undergo reliability screening, a short test is typically performed to detect packaging defects. Most leading-edge microprocessors, microcontrollers, digital signal processors, and memory ICs then undergo an extensive reliability screening and stress testing procedure known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures, usually at 150 degrees Celsius (302 degrees Fahrenheit), for periods typically ranging from 8 to 48 hours. A burn-in system can process thousands of ICs simultaneously. After burn-in, the ICs undergo a final test process using automatic test equipment ("testers"). Traditional memory testers can test up to 128 ICs simultaneously and perform a variety of tests at multiple temperatures.

PRODUCTS

The Company manufactures and markets massively parallel test systems, dynamic and monitored burn-in systems, full wafer contact systems, die carriers, test fixtures and related accessories.

All of the Company's systems are modular, allowing them to be configured with optional features to meet customer requirements. Systems can be configured for use in production applications, where capacity, throughput and price are most important, or for reliability engineering and quality assurance applications, where performance and flexibility, such as extended temperature ranges, are essential.

DYNAMIC AND MONITORED BURN-IN SYSTEMS

The MAX system is designed for dynamic burn-in of memory and logic devices. The production version of the MAX2 system holds 64 burn-in boards ("BIBs"), each of which may hold up to 350 or more devices, resulting in a system capacity of up to 22,400 or more devices. The MAX3 system features multi-tasking Windows 2000-based software which includes lot tracking and reporting software that are needed for production and military applications. The MAX3 system, introduced in fiscal 1999, has 96 channels, and handles the latest low voltage ICs. The MAX3 also has extended stored test program capability for more complete exercise and output monitoring of complex logic devices such as digital signal processors. The output monitor feature allows the MAX3 to perform functional tests of devices and it also supports built-in self-test ("BIST") or other scan features. The MAX4 system was introduced in 2001. Like the MAX3, it offers 96 channels and output monitoring; however, the MAX4 further extends the capabilities of the MAX3. The MAX4 is targeted at devices which require better voltage accuracy and higher current. It can provide up to 227 amps of current per BIB position.

The ATX system is designed for dynamic and monitored burn-in of high pin-count logic devices, including microprocessors, microcontrollers, application-specific ICs ("ASICs"), and certain memory devices. The ATX system uses much of the same software as the MAX system. Its 256-channel pin electronics configuration allows it to handle complex logic devices, and its ability to burn-in different device types in each of the system's 32 BIB positions is useful for quality assurance applications. The Windows 2000-based ATX2, introduced in fiscal 1999, includes a high current feature to allow the system to burn-in more devices, plus an extended pattern generation capability. The ATX3 system, introduced in 2002, is targeted at devices which require greater voltage accuracy and lower voltages. This dynamic and monitored burn-in systems product category accounted for approximately 45%, 56% and 49% of the Company's net sales in fiscal 2004, 2003 and 2002, respectively.

MASSIVELY PARALLEL TEST SYSTEM

The MTX massively parallel test system is designed to reduce the cost of memory testing by processing thousands of memory devices simultaneously, including DRAMs, Double Data Rate SDRAMs, DDR II SDRAMs, SDRAMs, Rambus DRAMs, SRAMs and flash memories. The MTX system can perform a significant number of tests usually performed by traditional memory testers, including pattern sensitivity tests, functional tests, data retention tests and refresh tests. The Company estimates that transferring these tests from traditional memory testers to the MTX system can reduce by up to 70% the time that a memory device must be tested by a traditional memory tester, thereby reducing the required number of memory testers and, consequently, reducing capital and operating costs.

The MTX system consists of several subsystems: pattern generation and test electronics, control software, network interface and environmental chamber. The MTX system has an algorithmic test pattern generator which allows it to duplicate most of the tests performed by a traditional memory tester. Pin electronics at each performance test board ("PTB") position are designed to provide accurate signals to the memory ICs being tested and detect whether a device is failing the test. An optional enhanced fault collection capability allows the MTX to identify which cells in a memory IC are failing, resulting in information for engineering characterization of new device types.

Devices being tested are placed on PTBs and loaded into environmental chambers which typically operate at temperatures from 25 degrees Celsius (77 degrees Fahrenheit) up to 150 degrees Celsius (302 degrees Fahrenheit) (optional chambers can produce temperatures as low as -55 degrees Celsius (-67 degrees Fahrenheit)). A single PTB can hold up to 416 DDR SDRAMs, and a production chamber holds 30 PTBs, resulting in up to 12,480 DDR SDRAMs being tested in a single system. This massively parallel test system product category accounted for approximately 18%, 16% and 20% of the Company's net sales in fiscal 2004, 2003 and 2002, respectively.

FULL WAFER CONTACT SYSTEM

The FOX full wafer contact burn-in and parallel test system, introduced in July 2001, is designed to make contact with all pads of a wafer simultaneously, thus enabling full wafer burn-in and parallel test of ICs. One of the key features of the FOX system is the patented WaferPak™ cartridge system. This unique design is intended to accommodate a wide range of contactor technologies. Wafer-level burn-in and test enables lower cost production of Known-Good Die ("KGD") for multichip modules and systems-in-a-package.

DIEPAK CARRIERS

The Company's DiePak product line includes a family of reusable, temporary die carriers and associated sockets which enable the test and burn-in of bare die using the same test and burn-in systems used for packaged ICs. DiePak carriers offer cost-effective solutions for providing KGD for most types of ICs, including memory, microcontroller and microprocessor devices. The DiePak carrier was introduced in fiscal 1995. The DiePak carrier consists of an interconnect substrate, which provides an electrical connection between the die pads and the socket contacts, and a mechanical support system. The substrate is customized for each IC product. The DiePak carrier comes in several different versions, designed to handle ICs ranging from 54 pin-count memories up to 320 pin-count microprocessors. A new lower cost 54/66 pin DiePak solution was introduced in July 2004.

TEST FIXTURES

The Company manufactures and sells, and licenses others to manufacture and sell, custom-designed test fixtures for its systems. The test fixtures include PTBs for use with the MTX massively parallel test system, BIBs for the MAX and ATX dynamic and monitored burn-in systems, and test contactors for the FOX full-wafer contact burn-in and parallel test system. These test fixtures hold the devices undergoing test or burn-in and electrically connect the devices under test to the system electronics. The capacity of each test fixture depends on the type of device being tested or burned-in, ranging from several hundred in memory production to as few as eight for high pin-count complex ASIC or microprocessor devices. Test fixtures are sold both with new Aehr Test systems and for use with the Company's installed base of systems. Due to the challenge of making contact with and testing all the die on a semiconductor wafer, the FOX test contactors are the most complex of the test fixtures. In turn, PTBs are substantially more complex than BIBs, due to the advanced test requirements of the MTX system. The Company has received patents or applied for patents on certain features of the PTB, FOX and MAX4 test fixtures. The Company has licensed or authorized several other companies to provide PTBs and MAX4 BIBs, and has a partnership with Pycon, Inc. for manufacturing PTBs and BIBs, from which the Company receives royalties. This test fixtures product category accounted for approximately 16% of the Company's net sales in fiscal 2004.

CUSTOMERS

The Company markets and sells its products throughout the world to semiconductor manufacturers, semiconductor contract assemblers, electronics manufacturers and burn-in and test service companies.

Sales to the Company's five largest customers accounted for approximately 70.5%, 73.0% and 61.7% of its net sales in fiscal 2004, 2003 and 2002, respectively. During fiscal 2004, Texas Instruments Incorporated and FASL LLC. accounted for 33.8% and 17.8% of the Company's net sales, respectively. During fiscal 2003, Texas Instruments Incorporated and First International Computer, Inc. accounted for 45.3% and 10.7% of the Company's net sales, respectively. During fiscal 2002, Texas Instruments Incorporated, Formosa Advanced Technologies Co. Ltd. and ASE Test, Inc. accounted for 22.3%, 17.1% and 11.1% of the Company's net sales, respectively. No other customers represented more than 10% of the Company's net sales for any of these periods. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect the Company's business, financial condition and operating results.

MARKETING, SALES AND CUSTOMER SUPPORT

The Company has sales and service operations in the United States, Japan, Germany and Taiwan, and has established a network of distributors and sales representatives in certain key parts of the world.

The Company's customer service and support program includes system installation, system repair, applications engineering support, spare parts inventories, customer training, and documentation. The Company has both applications engineering and field service personnel located at the corporate headquarters in Fremont, California and at the Company's subsidiaries in Japan, Germany and Taiwan. The Company's distributors provide applications and field service support in other parts of the world. The Company customarily provides a warranty on its products. The Company offers service contracts on its systems directly and through its subsidiaries, distributors, and representatives.

BACKLOG

As of May 31, 2004 and 2003, the Company's backlog was $7.9 million and $5.1 million, respectively. The increase in backlog was primarily the result of an increase in orders of the Company's MTX massively parallel test products. The Company's backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. At May 31, 2004, the Company's backlog also consisted of product development orders and a prototype system totaling $1.4 million, which is consistent with the backlog at May 31, 2003. Most orders are subject to rescheduling or cancellation by the customer with limited penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments or development projects, the Company's backlog as of a particular date may not be indicative of net sales for any succeeding period.

RESEARCH AND PRODUCT DEVELOPMENT

The Company historically has devoted a significant portion of its financial resources to research and development programs and expects to continue to allocate significant resources to these efforts. The Company's research and development expenses during fiscal 2004, 2003 and 2002 were approximately $4.6 million, $4.5 million and $4.0 million, respectively.

The Company conducts ongoing research and development to design new products and to support and enhance existing product lines. The Company is currently developing capability and performance enhancements to the MTX, MAX, ATX and FOX systems for future generation ICs. The Company is also developing DiePak carriers to accommodate additional types of devices.

Building upon the expertise gained in the development of its existing products, the Company has recently developed the FOX system for performing test and burn-in of entire processed wafers, rather than individual die or packaged parts. This wafer-level burn-in and test development project was financed by the Company and the Defense Advanced Research Projects Agency ("DARPA") under a cost-sharing agreement entered into in 1994. In January 2001, the Company completed this $6.5 million multi-year research and development project with DARPA.

MANUFACTURING

The Company assembles its products from components and parts manufactured by others, including environmental chambers, power supplies, metal fabrications, printed circuit assemblies, ICs, burn-in sockets and interconnect substrates. Final assembly and testing are performed within the Company's facilities. The Company's strategy is to use in-house manufacturing only when necessary to protect a proprietary process or if a significant improvement in quality, cost or lead time can be achieved. The Company's principal manufacturing facility is located in Fremont, California. The Company's Tokyo, Japan and Utting, Germany facilities provide limited manufacturing and product customization.

The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's MTX, MAX, ATX and FOX systems and DiePak carriers contain several components, including environmental chambers, power supplies, wafer contactors, signal distribution substrates and certain ICs, which are currently supplied by only one or a limited number of suppliers. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier becomes unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company will have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, flexibility, automation, cost of ownership, reliability, throughput, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

The MTX system faces intense competition from burn-in system suppliers and traditional memory tester suppliers because the Company's MTX system performs burn-in and many of the functional tests performed by memory testers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers. Some users of such systems, such as independent test labs, build their own burn-in systems, while others, particularly large IC manufacturers in Asia, acquire burn-in systems from captive or affiliated suppliers. Competing suppliers of burn-in and functional test systems include Japan Engineering Company, Reliability Incorporated and Dong-Il Corporation. In addition, suppliers of memory test equipment including Advantest Corporation and Teradyne, Inc. may seek to offer competitive parallel test systems in the future.

The Company's MAX and ATX monitored and dynamic burn-in systems have faced and are expected to continue to face, increasingly severe competition, especially from local, low cost manufacturers and from systems manufacturers that offer higher power dissipation per device under test.

The Company's FOX full wafer contact system is expected to face competition from larger systems manufacturers that have sufficient technological know-how and manufacturing capability. Competing suppliers of full wafer contact systems include Tokyo Electron Limited, Matsushita Electric Industrial Co., Ltd. and Delta V Instruments, Incorporated.

The Company expects its DiePak products will face significant competition. The Company believes that several companies have developed or are developing products which are intended to enable burn-in and test of bare die. As the bare die market develops, the Company expects that other competitors will emerge. The DiePak products also face severe competition from other alternative test solutions. The Company expects that the primary competitive factors in this market will be cost, performance, reliability and assured supply. Competing suppliers of DiePak products include Yamaichi Electronics Co., Ltd.

The Company's test fixture products face numerous competitors. There are limited barriers to entry into the BIB market, and as a result, many companies design and manufacture BIBs, including BIBs for use with the Company's MAX and ATX systems. The Company has a partnership with Pycon, Inc. for the manufacture and direct sale of BIBs and PTBs, whereby both companies jointly market and sell the BIBs and PTBs, and Pycon, Inc. pays a royalty to the Company on the BIBs and PTBs that it sells. The Company has granted royalty-bearing licenses to several companies to make PTBs for use with the Company's MTX systems, in order to assure customers of a second source of supply, and the Company may grant additional licenses as well. Sales of PTBs by licensees result in royalties to the Company.

The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

PROPRIETARY RIGHTS

The Company relies primarily on the technical and creative ability of its personnel, its proprietary software, and trade secrets and copyright protection, rather than on patents, to maintain its competitive position. The Company's proprietary software is copyrighted and licensed to the Company's customers. The Company currently holds twelve issued United States patents with expiration date ranges from 2012 to 2021 and has several additional United States patent applications and foreign patent applications pending. One issued patent covers the method used to connect the PTBs with the MTX system. The Company currently has one United States trademark registration.

The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. Also, there can be no assurance that the Company will have the financial resources to defend the patents from infringement or claims of invalidity.

There are currently no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggest the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

EMPLOYEES

As of July 31, 2004, the Company, its two foreign subsidiaries and one branch office employed 88 persons collectively, on a full-time basis, of whom 25 were engaged in research, development, and related engineering, 23 were engaged in manufacturing, 28 were engaged in marketing, sales, and customer support, and 12 were engaged in general administration and finance functions. In addition, the Company from time to time employs a number of part-time employees and contractors, particularly in manufacturing. The Company's success is in part dependent on its ability to attract and retain highly skilled workers, who are in high demand. None of the Company's employees are represented by a union and the Company has never experienced a work stoppage. Management considers its relations with its employees to be good.

GEOGRAPHIC AREAS

The Company operates in several geographic areas. Selected financial information is included in Part II, Item 8, Note 13 "Segment Information" and certain risks related to such operations are discussed in Part II, Item 7, under the heading "Dependence on International Sales and Operations."

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

The directors of the Company are elected annually. The executive officers of the Company serve with no specific term of office. The executive officers and directors of the Company are as follows:

Name of Executive Officer	Age	Positions with the Company
Rhea J. Posedel............	62	Chief Executive Officer and Chairman of the Board of Directors
Gary L. Larson.............	54	Vice President of Finance and Chief Financial Officer
Carl N. Buck...............	52	Vice President of Contactor Business Group
David S. Hendrickson.......	47	Vice President of Engineering
Gregory M. Perkins.........	50	Vice President of Worldwide Sales and Service
Kunio Sano.................	48	President, Aehr Test Systems Japan K.K.
Robert R. Anderson (1).....	66	Director
William W. R. Elder (1)(2).	65	Director
Mukesh Patel (1)...........	46	Director
Mario M. Rosati (2)........	58	Director and Secretary

----

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

RHEA J. POSEDEL is a founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors since its inception in 1977. From the Company's inception through May 2000, Mr. Posedel also served as President. Prior to founding the Company, Mr. Posedel held various project engineering and engineering managerial positions at Lockheed Martin Corporation (formerly Lockheed Missile & Space Corporation), Ampex Corporation, and Cohu, Inc. He received a B.S. in Electrical Engineering from the University of California, Berkeley, an M.S. in Electrical Engineering from San Jose State University and an M.B.A. from Golden Gate University.

GARY L. LARSON joined the Company in April 1991 as Chief Financial Officer and was elected Vice President of Finance in February 1992. From 1986 to 1990, he served as Chief Financial Officer, and from 1988 to 1990 also as President and Chief Operating Officer, of Nanometrics Incorporated, a manufacturer of measurement and inspection equipment for the semiconductor industry. Mr. Larson received a B.S. in Mathematics/Finance from Harvey Mudd College.

CARL N. BUCK joined the Company as a Product Marketing Manager in 1983 and held various positions until he was elected Vice President of Engineering in November 1992, Vice President of Research and Development Engineering in November 1996, Vice President of Marketing in September 1997 and Vice President of Contactor Business Group in May 2002. From 1978 to 1983, Mr. Buck served as Product Marketing Manager at Intel Corporation, an integrated circuit and microprocessor company. Mr. Buck received a B.S.E.E. from Princeton University, an M.S. in Electrical Engineering from the University of Maryland and an M.B.A. from Stanford University.

DAVID S. HENDRICKSON joined the Company as Vice President of Engineering in October 2000. From 1999 to 2000, Mr. Hendrickson served as Platform General Manager, and from 1998 to 1999 as Engineering Director and Software Director, of Siemens Medical (formerly Acuson Corporation), a medical ultrasound products company. From 1990 to 1995, Mr. Hendrickson served as Director of Engineering and Director of Software of Teradyne Inc. (formerly

Megatest Corporation), a manufacturer of semiconductor capital equipment. Mr. Hendrickson received a B.S. in Computer Science from Illinois Institute of Technology.

GREGORY M. PERKINS joined the Company as Vice President of Worldwide Sales and Service in June 2004. From 2001 to 2003, Mr. Perkins served as Vice President of North America Customer Operations and then Vice President of North American and European Sales, for Electroglas Corporation, a producer of semiconductor wafer probers. From 1999 to 2001, he served as Vice President of Sales at Advantest America, Inc., a semiconductor tester company, and from 1997 to 1999 as Vice President of Worldwide Sales and Field Operations at LTX Corporation, a semiconductor tester company. From 1978 to 1997, Mr. Perkins held multiple management positions over 19 years with General Electric Company including Senior Vice President of Marketing and Business Development for GE Capital Computer Leasing. Mr. Perkins received a B.S. in Environmental Health Technologies from Quinnipiac University.

KUNIO SANO joined the Company as Vice President, Aehr Test Systems Japan K.K., the Company's subsidiary in Japan, in June 1998 and was elected President, Aehr Test Systems Japan K.K. in January 2001. From 1991 to 1998, he served as Manager of Development Engineering Department at Tokyo Electron Yamanashi Limited, a leading worldwide semiconductor equipment manufacturer. Mr. Sano received a B.S.E.E. from Sagami Institute of Technology in Kanagawa, Japan.

ROBERT R. ANDERSON was appointed to the Company's Board of Directors in October 2000. Mr. Anderson is a private investor. From January 1994 to January 2001, he was Chairman of Silicon Valley Research, Inc., a semiconductor design automation software company, and its Chief Executive Officer from December 1996 to August 1998, and from April 1994 to July 1995. He also served as Chairman of Yield Dynamics, Inc., a private semiconductor process control software company, from October 1998 to October 2000, and as Chief Executive Officer from October 1998 to April 2001. Mr. Anderson co-founded KLA Instruments Corporation, now KLA-Tencor Corporation, a supplier of semiconductor process control systems, in 1975 and served in various capacities including Chief Operating Officer, Chief Financial Officer, Vice Chairman and Chairman before he retired from that company in 1994. Mr. Anderson is a director of MKS Instruments, Inc., Metron Technology N.V. and Trikon Technologies, Inc. He also serves as a director for two private development stage companies.

WILLIAM W. R. ELDER has been a director of the Company since 1989. Dr. Elder was the Chief Executive Officer of Genus, Inc. ("Genus"), a semiconductor company, from his founding of Genus in 1981 to September 1996, and has been serving in that same position again since April 1998. Dr. Elder has been a director of Genus since its inception. Dr. Elder also serves as a Board Member of Trikon Technologies in the United Kingdom. Dr. Elder holds a B.S.I.E. and an honorary Doctorate Degree from the University of Paisley in Scotland.

MUKESH PATEL was appointed to the Company's Board of Directors in June 1999. Mr. Patel is a leading entrepreneur in the Silicon Valley who founded Sparkolor Corporation, acquired by Intel Corporation in late 2002, and co-founded SMART Modular Technologies, Inc., a billion dollar company, acquired by Solectron Corporation in late 1999. Mr. Patel holds a B.S. degree in Engineering with an emphasis in digital electronics from Bombay University, India. Mr. Patel also serves as a Board member for SMART Modular Technologies, Inc., Nazomi Communications Inc. and Parama Networks.

MARIO M. ROSATI has been a director of the Company since 1977. He is a member of the law firm Wilson Sonsini Goodrich & Rosati, Professional Corporation which he joined in 1971. Mr. Rosati is a graduate of Boalt Hall, University of California at Berkeley. Mr. Rosati is a director of Genus, Inc., Sanmina Corporation, Symyx Technologies, Inc., Inc., and Vivus Inc., as well as several privately-held companies.

DIRECTORS' COMPENSATION AND OTHER ARRANGEMENTS

Rhea J. Posedel, the only inside director of the Company, does not receive any cash compensation for his services as a member of the Board of Directors. Each outside director receives (1) an annual retainer of $10,000, (2) $1,250 for each regular board meeting he attends, and (3) $750 for each committee meeting he attends if not held in conjunction with a regular board meeting, in addition to being reimbursed for certain expenses incurred in attending Board and committee meetings. Prior to each annual meeting of shareholders, each outside director may elect to receive an additional stock option grant in lieu of any cash payments throughout the year. An inside director is a director who is a regular employee of the Company, whereas an outside director is not an employee of the Company. Directors are eligible to participate in the Company's stock option plans. In fiscal 2002, outside directors Robert Anderson, William Elder, Mukesh Patel and Mario Rosati were each granted options to purchase 5,000 shares at $3.85 per share. In fiscal 2003, outside directors Robert Anderson, William Elder, Mukesh Patel and Mario Rosati were each granted options to purchase 5,000 shares at $2.70 per share. In fiscal 2004, outside directors Robert Anderson, William Elder, Mukesh Patel and Mario Rosati were each granted options to purchase 5,000 shares at $3.79 per share. Additionally, Robert Anderson and Mukesh Patel were each granted 9,499 shares at $3.79 per share pursuant to an agreement to take these shares of stock in lieu of cash payments throughout the fiscal year.

The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board of Directors regarding executive compensation matters, including decisions relating to salary and bonus and grants of stock options. The Audit Committee approves the appointment of the Company's independent auditors, reviews the results and scope of annual audits and other accounting related services, and reviews and evaluates the Company's internal control functions.

The information required by this item relating to the audit committee expert is incorporated by reference to the section entitled "Audit Committee" of the Proxy Statement.

The information required by this item relating to Code of Ethics is incorporated by reference to the section entitled "Code of Ethics" of the Proxy Statement.

Item 2. Properties

The Company's principal administrative and production facilities are located in Fremont, California, in a 51,289 square foot building. The lease on this building expires in December 2009; the Company has an option to extend the lease of its headquarters building for an additional five year period at rates to be determined. The Company's Japan facility is located in Tokyo in a 4,294 square foot building under a lease which expires in 2004. The Company leases a sales and support office on a month-to-month basis in Utting, Germany. The Company leases a sales and support office in Hsinchu, Taiwan under a lease which expires in 2005. The Company's and its subsidiaries' annual rental payments currently aggregate approximately $855,000. The Company continues to evaluate its global operations and restructure its facilities and operations to bring its capacity in line with demand and to provide cost efficient services for its customers. In prior years, through this process, the Company has moved from certain facilities that exceeded the capacity required to satisfy its needs. The Company believes that its existing facilities are adequate to meet its reasonably foreseeable requirements. The Company regularly evaluates its expected future facilities requirements and believes that alternate facilities would be available if needed.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters

The Company's Common Stock has been publicly traded on the Nasdaq National Market under the symbol "AEHR" since the Company's initial public offering ("IPO") on August 15, 1997. The initial public offering price was $12.00 per share. The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock on such market.

	High	Low
Fiscal 2004:		
First quarter ended August 31, 2003................	$4.25	$2.61
Second quarter ended November 30, 2003.............	4.66	3.40
Third quarter ended February 29, 2004..............	6.91	3.04
Fourth quarter ended May 31, 2004..................	5.15	3.17
Fiscal 2003:		
First quarter ended August 31, 2002................	$5.90	$3.70
Second quarter ended November 30, 2002.............	5.30	1.85
Third quarter ended February 28, 2003..............	3.10	1.74
Fourth quarter ended May 31, 2003..................	3.20	1.76

At August 6, 2004, the Company had 121 holders of record of its Common Stock. The Company estimates the number of beneficial owners of the Company's Common Stock at August 6, 2004 to be 966.

The market price of the Company's Common Stock has been volatile. For a discussion of the factors affecting the Company's stock price, see "Factors that may affect future results of operations -- possible volatility of stock price."

The Company has not paid cash dividends on its Common Stock or other securities. The Company currently anticipates that it will retain all of its future earnings for use in the expansion and operation of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

EQUITY COMPENSATION PLAN INFORMATION

The information required by this item is incorporated by reference to the information under the caption "Security Ownership of Certain Beneficial Owners, Directors and Management" of the Proxy Statement and Part III, Item 12 of this Annual Report on Form 10-K.

Item 6. Selected Financial Data (in thousands except per share data):

	Fiscal Year Ended May 31,				
	2004	2003	2002	2001	2000
CONSOLIDATED STATEMENTS OF OPERATIONS:					
Net sales	$15,800	$15,092	$12,568	$31,039	$24,505
Cost of sales	10,092	9,354	6,488	17,923	17,267
Gross profit	5,708	5,738	6,080	13,116	7,238
Operating expenses:					
Selling, general and administrative	5,572	5,919	6,547	7,262	7,930
Research and development	4,645	4,543	4,036	4,982	5,367
Research and development cost reimbursement--DARPA	-	-	-	(600)	(866)
Total operating expenses	10,217	10,462	10,583	11,644	12,431
Income (loss) from operations	(4,509)	(4,724)	(4,503)	1,472	(5,193)
Interest income	333	252	520	971	985
Interest expense	-	-	-	(7)	(11)
Other income (expense), net	293	(146)	(43)	98	498
Income (loss) before income taxes	(3,883)	(4,618)	(4,026)	2,534	(3,721)
Income tax expense (benefit)	76	(74)	1,241	1,046	(1,116)
Income (loss) before cumulative effect of change in accounting principle	(3,959)	(4,544)	(5,267)	1,488	(2,605)
Cumulative effect of change in accounting principle - net of tax	-	-	-	(1,629)	-
Net loss	$(3,959)	$(4,544)	$(5,267)	$ (141)	$(2,605)
Income (loss) per share before cumulative effect of change in accounting principle:					
Basic	$ (0.55)	$ (0.63)	$ (0.74)	$ 0.21	$(0.38)
Diluted	$ (0.55)	$ (0.63)	$ (0.74)	$ 0.21	$(0.38)
Net loss per share:					
Basic	$ (0.55)	$ (0.63)	$ (0.74)	$ (0.02)	$(0.38)
Diluted	$ (0.55)	$ (0.63)	$ (0.74)	$ (0.02)	$(0.38)
Shares used in per share calculation					
Basic	7,248	7,161	7,151	7,074	6,813
Diluted	7,248	7,161	7,151	7,179	6,813

The following are unaudited pro forma amounts with the change in accounting principle related to revenue recognition applied retroactively to the fiscal year prior to 2001:

	May 31,				
	2004	2003	2002	2001	2000
Net sales	$15,800	$15,092	$12,568	$31,039	$22,580
Net income (loss)	(3,959)	(4,544)	(5,267)	1,488	(3,837)
Net income (loss) per share:					
Basic	$ (0.55)	$ (0.63)	$ (0.74)	$ 0.21	$ (0.56)
Diluted	$ (0.55)	$ (0.63)	$ (0.74)	$ 0.21	$ (0.56)

	May 31,				
	2004	2003	2002	2001	2000
CONSOLIDATED BALANCE SHEETS:					
Cash and cash equivalents.....................	$ 4,641	$ 8,362	$ 7,485	$10,391	$ 8,323
Working capital................................	18,944	21,974	25,952	28,752	30,400
Total assets...................................	26,812	28,247	33,818	39,592	40,729
Long-term obligations, less current portion...	333	309	259	185	382
Total shareholders' equity.....................	22,204	25,345	29,885	34,807	34,305

Note: In fiscal 2001, the Company changed its accounting method for recognizing revenue to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101"). Additional information required by this item is discussed in Part II, Item 7, under the heading "Revenue Recognition."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and the related notes included elsewhere in this Annual Report on Form 10-K.

This Management's Discussion and Analysis section and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statement of assumptions underlying any of the foregoing. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks, uncertainties and assumptions referred to above include, but are not limited to, the ability of the Company to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; marketing efforts; levels of competition; the difficulty of keeping expense growth at modest levels while increasing revenues; operating and capital requirements; and other risks that are described from time to time in the Company's Securities and Exchange Commission reports, including but not limited to this annual report on Form 10-K for the fiscal year ended May 31, 2004 and subsequently filed reports.

OVERVIEW

The Company was founded in 1977 to develop and manufacture burn-in and test equipment for the semiconductor industry. Since its inception, the Company has sold more than 2,000 systems to semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide. The Company's principal products currently are the MTX massively parallel test system, the MAX and ATX burn-in systems, the FOX full wafer contact burn-in and parallel test system, the DiePak carrier and test fixtures.

The Company's net sales consist primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title. As a result, effective June 1, 2000, to comply with the provisions of SAB 101, the Company recognizes revenue upon shipment and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. Prior to June 1, 2000, revenue for all products except royalties was recognized upon shipment of product, provided that no significant obligations remained and collectibility was assured. Provisions for the estimated future cost of warranty and installation are recorded at the time the products are shipped.

A substantial portion of the Company's net sales is derived from the sale of products for overseas markets. Consequently, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the

Company's products compared to products sold by local companies in such markets. Although most sales to European customers are denominated in U.S. Dollars, substantially all sales to Japanese customers are denominated in Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the Yen-U.S. Dollar exchange rate during the lengthy period from purchase order to ultimate payment. The length of time between receipt of order and ultimate payment typically ranges from six to twelve months. The exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs expenses payable in Yen. To date, the Company has not invested in instruments designed to hedge currency risks, but it may do so in the future. The Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either Yen or U.S. Dollars. Since the financial statements of the Japanese subsidiary are based in Yen and the Company's financial statements are based in U.S. Dollars, the Japanese subsidiary and the Company recognize income or loss in any period in which the value of the Yen rises or falls in relation to the U.S. Dollar.

In accordance with SFAS 86, the Company capitalizes its systems software development costs incurred after a system achieves technological feasibility and before first commercial shipment. Such costs typically represent a small portion of total research and development costs. No system software development costs were capitalized or amortized in fiscal 2004, 2003 and 2002.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, long-term service contracts, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company's revenue recognition policy is critical because revenue is a key component of the results of operations. The Company's revenue consists primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. The Company recognizes revenue upon shipment of products or services rendered and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. Royalty revenue related to licensing income from performance test boards ("PTBs") is recognized when paid by the licensee. This income is recorded in net sales.

In addition, the Company's revenue recognition determines the timing of certain expenses, such as commissions and royalties. The Company follows very specific and detailed guidelines in measuring revenue in accordance with SAB 104; however, certain judgments affect the application of the revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause the operating results to vary significantly from quarter to quarter and could result in future operating losses. The Company's revenue recognition policy is further affected by estimated reductions to revenue for special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue or increase in cost at the time the incentive is offered. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial conditions of the Company's customers deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

WARRANTY OBLIGATIONS

The Company provides and records the estimated cost of product warranties at the time products are shipped. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. The Company's estimate of warranty reserve is based on management assessment of future warranty obligations and on historical warranty obligations. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required.

INVENTORY OBSOLESCENCE

The Company writes down its inventory for estimated obsolescence or unmarketable inventory by an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

INVESTMENT IMPAIRMENT

The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

DEFERRED TAX ASSETS

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination is made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.

RESULTS OF OPERATIONS

The following table sets forth statements of operations data as a percentage of net sales for the periods indicated.

	Year Ended May 31,		
	2004	2003	2002
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	63.9	62.0	51.6
Gross profit	36.1	38.0	48.4
Operating expenses:			
Selling, general and administrative	35.3	39.2	52.1
Research and development	29.4	30.1	32.1
Total operating expenses	64.7	69.3	84.2
Loss from operations	(28.6)	(31.3)	(35.8)
Interest income	2.1	1.7	4.1
Other income (expense), net	1.9	(1.0)	(0.3)
Loss before income taxes	(24.6)	(30.6)	(32.0)
Income tax expense (benefit)	0.5	(0.5)	9.9
Net loss	(25.1)%	(30.1)%	(41.9)%

FISCAL YEAR ENDED MAY 31, 2004 COMPARED TO FISCAL YEAR ENDED MAY 31, 2003

NET SALES. Net sales consist primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. Net sales increased to $15.8 million in the fiscal year ended May 31, 2004 from $15.1 million in the fiscal year ended May 31, 2003, an increase of 4.7%. The increase in net sales in fiscal 2004 resulted primarily from an increase in sales of MTX and related products.

GROSS PROFIT. Gross profit consists of net sales less cost of sales. Cost of sales consists primarily of the cost of materials, assembly and test costs, and overhead from operations. Gross profit remained unchanged at $5.7 million in the fiscal year ended May 31, 2004 and in the fiscal year ended May 31, 2003. Gross profit margin decreased to 36.1% in the fiscal year ended May 31, 2004 from 38.0% in the fiscal year ended May 31, 2003. The decrease in gross profit margin was primarily the result of an increase in net sales related to a turnkey project which has a lower gross profit margin because it includes a significant pass-through component.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and related costs of employees, customer support costs, commission expenses to independent sales representatives, product promotion and other professional services. SG&A expenses decreased to $5.6 million in the fiscal year ended May 31, 2004 from $5.9 million in the fiscal year ended May 31, 2003, a decrease of 5.9%. As a percentage of net sales, SG&A expenses decreased to 35.3% in the fiscal year ended May 31, 2004 from 39.2% in the fiscal year ended May 31, 2003. The decrease in SG&A expenses was primarily due to a decrease in the commissions accrued to outside sales representatives of approximately $215,000. The decrease in commissions to outside sales representatives in the fiscal year ended May 31, 2004 was primarily due to a lower level of commissionable sales to territories in which sales representatives are utilized.

RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist primarily of salaries and related costs of employees engaged in ongoing research, design and development activities, costs of engineering materials and supplies, and professional consulting expenses. R&D expenses increased to $4.6 million in the fiscal year ended May 31, 2004 from $4.5 million in the fiscal year ended May 31, 2003, an increase of 2.2%. The increase in R&D expenses was primarily due to an increase in employment related expenses. As a percentage of net sales, R&D expenses decreased to 29.4% in the fiscal year ended May 31, 2004 from 30.1% in the fiscal year ended May 31, 2003, reflecting higher net sales.

INTEREST INCOME. Interest income increased to $333,000 in the fiscal year ended May 31, 2004 from $252,000 in the fiscal year ended May 31, 2003, an increase of 32.1%. The increase in interest income was primarily related to interest income received in the first quarter of fiscal 2004 in connection with income tax refunds relating to prior years.

OTHER INCOME (EXPENSE), NET. Other income, net was $293,000 in the fiscal year ended May 31, 2004, compared with other expense, net of $146,000 in the fiscal year ended May 31, 2003. The increase in other income (expense), net was primarily due to the profit generated from the sale of a portion of the Company's shareholdings in ESA Electronics Pte Ltd., a Singapore company, in the fiscal year ended May 31, 2004. In the fiscal year ended May 31, 2003, there was a non-cash impairment charge of $365,000 of an investment to record an other-than-temporary decline in the fair value of the investment.

INCOME TAX EXPENSE (BENEFIT). Income tax expense was $76,000 in the fiscal year ended May 31, 2004, compared with income tax benefit of $74,000 in the fiscal year ended May 31, 2003. The income tax expense in the fiscal year ended May 31, 2004 related primarily to the tax expense recorded as a result of income earned in the Company's German subsidiary. The income tax benefit in the fiscal year ended May 31, 2003 was primarily related to foreign operations. The Company's U.S. operations and its Japanese subsidiary have experienced significant cumulative losses and thus generated certain net operating losses available to offset future taxes payable in the U.S. and Japan. As a result of the cumulative operating losses in the Company's U.S. operations and its Japanese subsidiary, a valuation allowance was established for the full amount of its net deferred tax assets in the fourth quarter of fiscal 2002 for both its U.S. operations and its Japanese subsidiary. The Company's effective income tax rate did not approximate the statutory tax rates of the jurisdictions in which the Company operates primarily because no tax benefit was recorded for losses in either the Company's U.S. operations or its Japanese subsidiary.

FISCAL YEAR ENDED MAY 31, 2003 COMPARED TO FISCAL YEAR ENDED MAY 31, 2002

NET SALES. Net sales increased to $15.1 million in the fiscal year ended May 31, 2003 from $12.6 million in the fiscal year ended May 31, 2002, an increase of 20.1%. The increase in net sales in fiscal 2003 resulted primarily from an increase in sales of dynamic burn-in products.

GROSS PROFIT. Gross profit decreased to $5.7 million in the fiscal year ended May 31, 2003 from $6.1 million in the fiscal year ended May 31, 2002, a decrease of 5.6%. Gross profit margin decreased to 38.0% in the fiscal year ended May 31, 2003 from 48.4% in the fiscal year ended May 31, 2002. The decrease in gross profit margin was primarily the result of a change in product mix, particularly a decrease in upgrades and an increase in systems sold, resulting in higher material costs as a percentage of net sales, and an increase in provision for inventory reserves.

SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses decreased to $5.9 million in the fiscal year ended May 31, 2003 from $6.5 million in the fiscal year ended May 31, 2002, a decrease of 9.6%. The decrease in SG&A expenses was primarily due to a decrease in employment related expenses as a result of headcount reduction. As a percentage of net sales, SG&A expenses decreased to 39.2% in the fiscal year ended May 31, 2003 from 52.1% in the fiscal year ended May 31, 2002, reflecting higher net sales.

RESEARCH AND DEVELOPMENT. R&D expenses increased to $4.5 million in the fiscal year ended May 31, 2003 from $4.0 million in the fiscal year ended May 31, 2002, an increase of 12.6%. The increase in R&D expenses was primarily due to an increase in project material expenses. As a percentage of net sales, R&D expenses decreased to 30.1% in the fiscal year ended May 31, 2003 from 32.1% in the fiscal year ended May 31, 2002, reflecting higher net sales.

INTEREST INCOME. Interest income decreased to $252,000 in the fiscal year ended May 31, 2003 from $520,000 in the fiscal year ended May 31, 2002, a decrease of 51.5%. The decrease in interest income was primarily related to a lower average rate of return on investments.

OTHER INCOME (EXPENSE), NET. Other expense, net increased to $146,000 in the fiscal year ended May 31, 2003, from $43,000 in the fiscal year ended May 31, 2002. The increase in other expense, net was primarily due to a non-cash impairment charge of $365,000 of an investment to record an other-than-temporary decline in the fair value of the investment, partially offset by increases in foreign currency exchange gains of approximately $93,000 and equity income recorded related to the Company's then 25% ownership in ESA Electronics Pte Ltd. of approximately $39,000.

INCOME TAX EXPENSE (BENEFIT). Income tax benefit was $74,000 in the fiscal year ended May 31, 2003, compared with income tax expense of $1.2 million in the fiscal year ended May 31, 2002. The income tax benefit in the fiscal year ended May 31, 2003 was primarily related to foreign operations. The income tax expense in the fiscal year ended May 31, 2002 was primarily due to a non-cash charge of $2.5 million recorded in the fourth quarter of fiscal 2002 associated with recording a full valuation allowance against the Company's deferred tax assets. SFAS 109 requires the Company to evaluate the uncertainty of utilizing the deferred tax assets. The Company's effective income tax rate did not approximate the statutory tax rates of the jurisdictions in which the Company operates primarily because no tax benefit is being recorded for losses in the Company's U.S. operation and its Japanese subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity has been generated from the Company's August 1997 initial public offering, which resulted in net proceeds to the Company of approximately $26.8 million. As of May 31, 2004, the Company had $10.5 million in cash and short-term investments.

Net cash used in operating activities was approximately $800,000 for the fiscal year ended May 31, 2004 and $3.8 million for the fiscal year ended May 31, 2003. For the fiscal year ended May 31, 2004, net cash used in operating activities was primarily due to the net loss of $4.0 million and an increase in accounts receivable of $1.3 million, partially offset by decreases in inventories of $1.3 million and other current assets related to the receipt of income tax refunds of $1.2 million. For the fiscal year ended May 31, 2003, net cash used in operating activities was due primarily to the net loss of $4.5 million, partially offset by a decrease in other current assets of $739,000 due primarily from income taxes refunded.

Net cash used in investing activities was approximately $3.9 million for the fiscal year ended May 31, 2004 and net cash provided by investing activities was approximately $4.6 million for the fiscal year ended May 31, 2003. Net cash used in investing activities for the fiscal year ended May 31, 2004 was primarily due to the purchase of short-term investments of $3.5 million. Net cash provided by investing activities during the fiscal year ended May 31, 2003 was primarily due to the sale of short-term investments of $5.6 million, partially offset by the purchase of long-term investments of $607,000.

Financing activities provided cash of approximately $960,000 in the fiscal year ended May 31, 2004 and used cash of approximately $23,000 in the fiscal year ended May 31, 2003. Net cash provided by financing activities for the fiscal year ended May 31, 2004 was primarily due to proceeds from issuance of common stock and exercise of stock options. Net cash used in financing activities during the fiscal year ended May 31, 2003 was primarily due to the Company's repurchase of 77,700 of its outstanding common shares at an average price of $2.34, partially offset by proceeds from issuance of common stock and exercise of stock options.

As of May 31, 2004, the Company had working capital of $18.9 million. Working capital consists of cash and cash equivalents, short-term investments, accounts receivable, inventory and other current assets, less current liabilities.

The Company announced in August 1998 that its board of directors had authorized the repurchase of up to 1,000,000 shares of its outstanding common shares. The Company may repurchase the shares in the open market or in privately negotiated transactions, from time to time, subject to market conditions. The number of shares of common stock actually acquired by the Company will depend on subsequent developments and corporate needs, and the repurchase program may be interrupted or discontinued at any time. Any such repurchase of shares, if consummated, may use a portion of the Company's working capital. As of May 31, 2004, the Company had repurchased 523,700 shares at an average price of $3.95. Shares repurchased by the Company are cancelled.

The Company leases most of its manufacturing and office space under operating leases. The Company entered into a non-cancelable operating lease agreement for its United States manufacturing and office facilities, which commenced in December 1999 and expires in December 2009. Under the lease agreement, the Company is responsible for payments of utilities, taxes and insurance.

From time to time, the Company evaluates potential acquisitions of businesses, products or technologies that complement the Company's business. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of equity. The Company has no present understandings, commitments or agreements with respect to any material acquisitions.

The Company anticipates that the existing cash balance together with cash provided by operations, if any, are adequate to meet its working capital and capital equipment requirements through calendar year 2005. After calendar year 2005, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required, or if available, that such financing can be obtained on terms satisfactory to the Company.

OFF BALANCE SHEET FINANCING

The Company has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities.

OVERVIEW OF CONTRACTUAL OBLIGATIONS

Financial Accounting Standards Board Interpretation No. 45 ("FIN 45"), "Guarantor's Requirements for Guarantees, including Indirect Indebtedness of Others" requires the Company to disclose obligations under certain guarantees. The following table provides a summary of such arrangements, or contractual obligations.

	Payments Due by Period (in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	5 years
Operating Leases	**$4,563**	**$ 823**	**$1,570**	**$1,666**	**$504**
Purchases(1)	**346**	**346**	**--**	**--**	**--**
Total	**$4,909**	**$1,169**	**$1,570**	**$1,666**	**$504**

(1) Shown above are the Company's binding purchase obligations. The large majority of the Company's purchase orders are cancelable by either party, which if canceled may result in a negotiation with the vendor to determine if there shall be any restocking or cancellation fees payable to the vendor.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or from intellectual property infringement or other claims. These agreements may limit the time period within which an indemnification claim can be made and the amount of the claim.

In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, payments made by the Company under these agreements have not had a material impact on the Company's operating results or financial position.

RELATED PARTY TRANSACTIONS

The Company has entered into transactions with ESA Electronics Pte Ltd. ("ESA") in which the Company owned 12.5% of interest at May 31, 2004. ESA purchased goods from the Company of approximately $105,000, $163,000 and $711,000 during fiscal 2004, 2003 and 2002, respectively. In addition, the Company purchased goods from ESA of approximately $1.0 million in fiscal 2004 and none in fiscal 2003 and 2002. At May 31, 2004, the Company had amounts payable to ESA of approximately $935,000 and none at May 31, 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are required to be applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial position or results of operations.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46(R) ("FIN 46(R)"), a revision of FASB Interpretation No. 46 ("FIN 46"). FIN 46(R) requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46(R) delays the implementation date for certain interests created or acquired prior to January 31, 2003, until the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 (R) did not have any impact on the Company's financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No.150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires financial instruments within its scope be classified as a liability (or an asset in some circumstances). Many of those financial instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments created before and still existing as of the issuance of this statement, a cumulative effect of change in accounting principle was required to be reported upon implementation in the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position or results of operations.

In March 2004, the FASB approved EITF Issue 03-6 "Participating Securities and the Two-Class Method under SFAS 128". EITF Issue 03-6 supersedes the guidance in Topic No. D-95, "Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share", and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity's common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of APB No. 25 and SFAS No. 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. As of May 31, 2004, we do not have any securities issued and outstanding subject to this pronouncement. Therefore, the adoption of EITF Issue 03-6 did not have any impact on the disclosure of earnings per share.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

You should carefully consider the risks described below before making an investment decision. The Company believes that the risks and uncertainties described below are the principal material risks facing Aehr Test as of the date of this Form 10-K. In the future, the Company may become subject to additional risks that are not currently known to the Company. If any of the following risks actually occur, the Company's business, financial condition and operating results could be seriously harmed. As a result, the trading price of the Company's common stock could decline, and you could lose all or part of the value of your investment.

FLUCTUATIONS IN OPERATING RESULTS. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly and annual operating results. During fiscal 2004, 2003 and 2002, quarterly net sales have been as low as $2.8 million and as high as $5.9 million, and gross margins for quarterly sales have fluctuated between 32.9% and 50.4%. The Company's future operating results will depend upon a variety of factors, including sales volume, the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, the length of sales cycles for the Company's products, timing of new product announcements and releases by the Company and its competitors, market acceptance of new products and enhanced versions of the Company's products, capital spending patterns by customers, manufacturing inefficiencies associated with new product introductions by the Company, the Company's ability to produce systems and products in volume and meet customer requirements, product returns and customer acceptance of product shipments, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances, and various competitive factors, including price-based competition, competition from vendors employing other technologies, and the amount of products sold under volume purchase arrangements, which tend to have lower selling prices. Accordingly, past performance may not be indicative of future performance.

DEPENDENCE ON TIMING AND SIZE OF SALES ORDERS AND SHIPMENT. The Company derives a substantial portion of its revenues from the sale of a relatively small number of systems which typically range in purchase price from approximately $200,000 to over $1 million per system. As a result, the loss or deferral of a limited number of system sales could have a material adverse effect on the Company's net sales and operating results in a particular period. All customer purchase orders are subject to cancellation or rescheduling by the customer with limited penalties, and, therefore, backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. From time to time, cancellations and rescheduling of customer orders have occurred, and delays by the Company's suppliers in providing components or subassemblies to the Company have caused delays in the Company's shipments of its own products. There can be no assurance that the Company will not be materially adversely affected by future cancellations and rescheduling. A substantial portion of net sales typically are realized near the end of each quarter. A delay or reduction in shipments near the end of a particular quarter, due, for example, to unanticipated shipment rescheduling, cancellations or deferrals by customers, customer credit issues, unexpected manufacturing difficulties experienced by the Company, or delays in deliveries by suppliers, could cause net sales in a particular quarter to fall significantly below the Company's expectations. As the Company incurs expenses in anticipation of future sales levels, the Company's results of operations may be adversely affected if such sales levels are not achieved.

RECENT OPERATING LOSSES. The Company incurred loss from operations of $4.5 million, $4.7 million and $4.5 million in fiscal 2004, 2003 and 2002, respectively. The Company reported operating income in fiscal 2001 and from fiscal 1996 to 1998, due to increased net sales that were substantially the result of sales of new products, particularly sales of MTX systems. In fiscal 1998, the Company began to feel an industry slowdown due to uncertainties caused primarily by the financial crisis in Asia and DRAM overcapacity and therefore, recorded operating losses in fiscal 1999 and 2000. Although the Company reported operating income in fiscal 2001 as a whole, beginning in the second half of fiscal 2001, the Company experienced the result of a sharp and severe industry downturn and recorded operating losses in fiscal 2002, 2003 and 2004. There can be no assurance that the Company's net sales and operating results will not continue to be further impacted by this prolonged downturn in the semiconductor equipment market and global economy. Failure to become profitable may depress the market price of the Company's common stock and its ability to raise capital, if necessary.

DEPENDENCE ON MARKET ACCEPTANCE OF FOX SYSTEM. One element of the Company's business strategy is to capture an increasing share of the test equipment market through sales of its FOX wafer-level burn-in and test system. The FOX system is newly designed to simultaneously burn-in and functionally test all of the die on a wafer. The market for the FOX systems is in the very early stages of development. The FOX system was introduced in July 2001. The Company's strategy depends, in part, upon its ability to persuade potential customers that the FOX system can successfully contact and functionally test all of the die on a wafer simultaneously, and that this method of testing is cost-effective for the customer. There can be no assurance that the Company's strategy will be successful. The failure of the FOX system to achieve market acceptance would have a material adverse effect on the Company's future operating results and long-term prospects. The Company's stock price may also decline.

Market acceptance of the FOX system is subject to a number of risks. The Company must complete development of the FOX system and the manufacturing processes used to build it. Before a customer will incorporate the FOX system into a production line, lengthy qualification and correlation tests must be performed. The Company anticipates that potential customers may be reluctant to change their procedures in order to transfer burn-in and test functions to the FOX system. Initial purchases are expected to be limited to systems used for these qualifications and for engineering studies. Market acceptance of the FOX system also may be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as the Company. As is common with new complex products incorporating leading-edge technologies, the Company may encounter reliability, design and manufacturing issues as it begins volume production and initial installations of FOX systems at customer sites. While the Company places a high priority on addressing these issues as they arise, there can be no assurance that they can be resolved to the customer's satisfaction or that the resolution of such problems will not cause the Company to incur significant development costs or warranty expenses or to lose significant sales opportunities.

DEPENDENCE ON MARKET ACCEPTANCE OF MTX SYSTEM. A principal element of the Company's business strategy is to capture an increasing share of the memory test equipment market through sales of the MTX massively parallel test system. The MTX is designed to perform both burn-in and many of the final test functions currently performed by high-cost memory testers. The Company's strategy depends, in part, upon its ability to persuade potential customers that the MTX system can successfully perform a significant portion of such final test functions and that transferring such tests to MTX systems will reduce their overall capital and test costs. There can be no assurance that the Company's strategy will be successful. The failure of the MTX system to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and operating results.

Market acceptance of the MTX system is subject to a number of risks. Through the end of fiscal 2004, several companies purchased evaluation units of the MTX system, but only four customers have purchased production quantities. There are no long-term volume purchase commitments with any of these customers. There can be no assurance that these customers will continue to purchase MTX systems for their production facilities. Since most potential customers have successfully relied on memory testers for many years and their personnel understand the use and maintenance of such systems, the Company anticipates that they may be reluctant to change their procedures in order to transfer test functions to the MTX system. Before a customer will transfer test functions to the MTX, the test programs must be translated for use with the MTX system and lengthy correlation tests must be performed. Correlation testing may take up to six months or more. Furthermore, MTX system sales are expected to be primarily limited to new facilities and to existing facilities being upgraded to accommodate new product generations, such as the transition to new memory technologies, including the Double Data Rate DRAMs, DDR II DRAMs and newer generation flash memories. Construction of new facilities and upgrades of existing facilities have in some cases been delayed or canceled during periodic semiconductor industry downturns. Other companies have purchased MTX systems which are being used only in quality assurance and engineering applications. Market acceptance of the MTX system may also be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as the Company.

The Company's future sales and operating results are also partially dependent on sales of performance test boards for use with the MTX system. Sales of PTBs by the Company and its licensees will depend upon the number of MTX systems operated by customers.

CUSTOMER CONCENTRATION. The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large semiconductor manufacturers and contract assemblers accounting for a substantial portion of the purchases of semiconductor equipment. Sales to the Company's five largest customers accounted for approximately 70.5%, 73.0% and 61.7% of its net sales in fiscal 2004, 2003 and 2002, respectively. During fiscal 2004, Texas Instruments Incorporated and FASL LLC. accounted for 33.8% and 17.8% of the Company's net sales, respectively. During fiscal 2003, Texas Instruments Incorporated and First International Computer, Inc. accounted for 45.3% and 10.7% of the Company's net sales, respectively. During fiscal 2002, Texas Instruments Incorporated, Formosa Advanced Technologies Co. Ltd. and ASE Test, Inc. accounted for 22.3%, 17.1% and 11.1% of the Company's net sales, respectively. No other customers represented more than 10% of the Company's net sales for any of such periods. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect the Company's business, financial condition and operating results.

LIMITED MARKET FOR BURN-IN SYSTEMS. Historically, a substantial portion of the Company's net sales were derived from the sale of dynamic burn-in systems. The management believes that the market for burn-in systems is mature and does not expect to have significant long-term growth. In general, process control improvements in the semiconductor industry have tended to reduce burn-in times. In addition, as a given IC product generation matures and yields increase, the required burn-in time may be reduced or eliminated. IC manufacturers, which historically have been the Company's primary customer base, increasingly outsource test and burn-in to independent test labs which often build their own systems. There can be no assurance that the market for burn-in systems will grow, and sales of the Company's burn-in products could decline.

LENGTHY SALES CYCLE. Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity or to restructure current manufacturing facilities, either of which typically involve a significant commitment of capital. In addition, the approval process for MTX and FOX system and DiePak carrier sales may require lengthy qualification and correlation testing. In view of the significant investment or strategic issues that may be involved in a decision to purchase MTX and FOX systems or DiePak carriers, the Company may experience delays following initial qualification of the Company's systems as a result of delays in a customer's approval process. For these reasons, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management effort in securing a sale. Lengthy sales cycles subject the Company to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which the Company has little or no control. The loss of individual orders due to the lengthy sales and evaluation cycle, or delays in the sale of even a limited number of systems could have a material adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis.

DEPENDENCE ON INTERNATIONAL SALES AND OPERATIONS. Approximately 84.5%, 73.0% and 62.7% of the Company's net sales for fiscal 2004, 2003 and 2002, respectively, were attributable to sales to customers for delivery outside of the United States. The Company operates sales, service and limited manufacturing organizations in Japan and Germany and a sales and support organization in Taiwan. The Company expects that sales of products for delivery outside of the United States will continue to represent a substantial portion of its future revenues. The future performance of the Company will depend, in significant part, upon its ability to continue to compete in foreign markets which in turn will depend, in part, upon a continuation of current trade relations between the United States and foreign countries in which semiconductor manufacturers or assemblers have operations. A change toward more protectionist trade legislation in either the United States or such foreign countries, such as a change in the current tariff structures, export compliance or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets. In addition, the Company is subject to other risks associated with doing business internationally, including longer receivable collection periods and greater difficulty in accounts receivable collection, the burden of complying with a variety of foreign laws, difficulty in staffing and managing global operations, risks of civil disturbance or other events which may limit or disrupt markets, international exchange restrictions, changing political conditions and monetary policies of foreign governments.

A substantial portion of the Company's sales has been in Asia. Turmoil in the Asian financial markets has resulted, and may result in the future, in dramatic currency devaluations, stock market declines, restriction of available credit and general financial weakness. In addition, DRAM prices in Asia have on occasion declined dramatically, and will likely do so again in the future. These developments may affect the Company in several ways. The Company believes that many international semiconductor manufacturers limited their capital spending (including the purchase of MTXs) in fiscal years 2003 and 2002, and that the uncertainty of the DRAM market may cause some manufacturers in the future to again delay capital spending plans. The economic conditions in Asia may also affect the ability of the Company's customers to meet their payment obligations, resulting in cancellations or deferrals of existing orders and the limitation of additional orders. In addition, Asian governments have subsidized some portion of fabrication construction. Financial turmoil may reduce these governments' willingness to continue such subsidies. Such developments could have a material adverse affect on the Company's business, financial condition and results of operations.

Because a substantial portion of the Company's net sales is from sales of products for delivery outside the United States, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the Company's products compared to products sold by local companies in such markets. Approximately 78.7%, 14.2% and 7.1% of the Company's net sales for fiscal 2004 were denominated in U.S. Dollars, Japanese Yen and Euros. Although a large percentage of sales to European customers is denominated in U.S. Dollars, substantially all sales to Japanese customers are denominated in Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the Yen-U.S. Dollar exchange rate during the lengthy period from the date a purchase order is received until payment is made. This exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs expenses payable in Yen. To date, the Company has not invested in instruments designed to hedge currency risks. In addition, the Company's Japanese subsidiary typically carries debt or other obligations due to the

Company that may be denominated in either Yen or U.S. Dollars. Since the financial statements of the Japanese subsidiary are based in Yen and the financial statements of the Company are based in U.S. Dollars, the Japanese subsidiary and the Company recognize currency exchange gain or loss in any period in which the value of the Yen rises or falls in relation to the U.S. Dollar. The Company recorded currency exchange gains of $141,000 and $70,000 in fiscal 2004 and 2003, respectively. The Company experienced a currency exchange loss of $23,000 in fiscal 2002.

A substantial portion of the world's manufacturers of memory devices are in Korea, Japan, Taiwan and China and growth in the Company's net sales depends in large part upon its ability to penetrate these markets. Both the Korean and Japanese markets are difficult for foreign companies to penetrate. The Company has served the Japanese market through its Japanese subsidiary, which has experienced limited success and has incurred operating losses in recent years. Sales into Korea have not been significant in recent years. Taiwan and China represent an increasingly important portion of the memory manufacturer market. The Company established a support organization in Taiwan in fiscal 2001 and subsequently added a sales function. The lack of local manufacturing may impede the Company's efforts to develop the Japanese, Korean, Taiwanese and Chinese markets. There can be no assurance that the Company's efforts in Japan, Korea, Taiwan or China will be successful or that the Company will be able to achieve and sustain significant sales to, or be able to successfully compete in, these markets.

RAPID TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTION. The semiconductor equipment industry is subject to rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive will depend in part upon its ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. The Company's success in developing new and enhanced products depends upon a variety of factors, including product selection, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which design, engineering and reliability issues are identified and addressed by the Company and its suppliers. This process in the past required and in the future is likely to require the Company to incur unreimbursed engineering expenses, and from time to time to experience warranty claims or product returns. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products that satisfy market demand. Any such failure would materially and adversely affect the Company's business, financial condition and results of operations.

Because of the complexity of the Company's products, significant delays can occur between a product's introduction and the commencement of volume production of such product. The Company has experienced, from time to time, significant delays in the introduction of, and technical and manufacturing difficulties with, certain of its products and may experience delays and technical and manufacturing difficulties in future introductions or volume production of new products. The Company's inability to complete new product development, or to manufacture and ship products in volume and in time to meet customer requirements would materially adversely affect the Company's business, financial condition and results of operations.

As is common with new complex and software-intensive products, the Company has encountered reliability, design and manufacturing issues as it began volume production and initial installations of certain products at customer sites. The Company places a high priority on addressing these issues as they arise. Certain of these issues in the past have been related to components and subsystems supplied to the Company by third parties which have in some cases limited the ability of the Company to address such issues promptly. In the early stages of product development, there can be no assurance that reliability, design and manufacturing issues will not be discovered or, that if such issues arise, they can be resolved to the customers' satisfaction or that the resolution of such problems will not cause the Company to incur significant development costs or warranty expenses or to lose significant sales opportunities.

Future improvements in semiconductor design and manufacturing technology may reduce or eliminate the need for the Company's products. For example, the introduction of viable wafer-level burn-in and test systems, improvements in BIST technology, and improvements in conventional test systems, such as reduced cost or increased throughput, may significantly reduce or eliminate the market for one or more of the Company's products. If the Company is not able to improve its products or develop new products or technologies quickly enough to maintain a competitive position in its markets, the Company may not be able to grow its business.

INTENSE COMPETITION. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company. The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. In addition, continuing consolidation in the semiconductor equipment industry, and potential future consolidation, could adversely affect the ability of smaller companies, such as the Company, to compete with larger, integrated competitors. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's existing products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, delivery lead-time, flexibility, automation, cost of ownership, reliability, throughput and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

Because the Company's MTX system performs burn-in and many of the functional tests performed by traditional memory testers, the MTX system faces intense competition from burn-in system suppliers and traditional memory tester suppliers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers. Some users, such as independent test labs, build their own burn-in systems, and some other users, particularly large Japanese IC manufacturers, acquire burn-in systems from captive or affiliated suppliers. Competing suppliers of burn-in and functional test systems include Japan Engineering Company, Reliability Incorporated and Dong-Il Corporation. In addition, suppliers of memory test equipment including Advantest Corporation and Teradyne, Inc. may seek to offer competitive parallel test systems in the future.

The Company's MAX and ATX monitored and dynamic burn-in systems increasingly have faced and are expected to continue to face severe competition, especially from local, low cost manufacturers and from systems manufacturers that offer higher power dissipation per IC.

The Company's FOX full wafer contact system is expected to face competition from larger systems manufacturers that have more advanced technological know-how and a broader range of manufacturing resources. Competing suppliers of full wafer contact system include Tokyo Electron Limited, Matsushita Electric Industrial Co., Ltd. and Delta V Instruments, Incorporated.

The Company's DiePak products face significant competition. The Company believes that several companies have developed or are developing other products which are intended to enable burn-in and test of bare die. As the bare die market develops, the Company expects that other competitors will emerge. The DiePak products also face severe competition from other alternative test solutions. The Company expects that the primary competitive factors in this market will be cost, performance, reliability and assured supply. Competing suppliers of DiePak products include Yamaichi Electronics Co., Ltd.

The Company's test fixture products face numerous competitors. There are limited barriers to entry into the BIB market, and as a result, many small companies design and manufacture BIBs, including BIBs for use with the Company's MAX and ATX systems. The Company's strategy is to provide only certain high performance BIBs, and the Company generally does not compete to supply low cost, low performance BIBs. The Company has a partnership with Pycon, Inc. whereby Pycon, Inc. designs, manufactures and sells the BIBs and the Company provides Pycon, Inc. with system know-how. Both companies jointly market and sell the BIBs and PTBs. There can be no assurance that the partnership will be successful. The Company has granted royalty-bearing licenses to several companies to make PTBs for use with the Company's MTX systems, in order to assure customers a second source of supply, and the Company may grant additional licenses as well. Sales of PTBs by licensees result in royalties to the Company but reduce the Company's own sales of PTBs.

The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's business, financial condition and operating results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

CYCLICALITY OF SEMICONDUCTOR INDUSTRY AND CUSTOMER PURCHASES; RISK OF CANCELLATIONS AND RESCHEDULINGS. The Company's operating results depend primarily upon the capital expenditures of semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide, which in turn depend on the current and anticipated market demand for ICs and products utilizing ICs. The semiconductor and semiconductor equipment industries in general, and the market for DRAMs and other memory devices in particular, historically have been highly volatile and have experienced periodic downturns and slowdowns, which have had severe negative effects on the semiconductor industry's demand for semiconductor capital equipment, including test and burn-in systems manufactured and marketed by the Company. These downturns and slowdowns have adversely affected the Company's operating results in the past. In addition, the purchasing patterns of the Company's customers are also highly cyclical because most customers purchase the Company's products for use in new production facilities or for upgrading existing test lines for the introduction of next generation products. Construction of new facilities and upgrades of existing facilities have in some cases been delayed or canceled during the most recent semiconductor industry downturn. A large portion of the Company's net sales are attributable to a few customers and therefore a reduction in purchases by one or more customers could materially adversely affect the Company's financial results. There can be no assurance that the semiconductor industry will grow in the future at the same rates as it has grown historically. Any downturn or slowdown in the semiconductor industry would have a material adverse effect on the Company's business, financial condition and operating results. In addition, the need to maintain investment in research and development and to maintain customer service and support will limit the Company's ability to reduce its expenses in response to any such downturn or slowdown period.

The semiconductor equipment manufacturing industry has historically been subject to a relatively high rate of purchase order cancellation by customers as compared to other high technology industry sectors. Manufacturing companies that are the customers of semiconductor equipment companies frequently revise, postpone and cancel capital facility expansion plans. In such cases, semiconductor equipment companies may experience a significant rate of cancellations and reschedulings of purchase orders. There can be no assurance that the Company will not be materially adversely affected by future cancellations and reschedulings.

DEPENDENCE ON SUBCONTRACTORS; SOLE OR LIMITED SOURCES OF SUPPLY. The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's MTX, MAX, ATX and FOX systems and DiePak carriers contain several components, including environmental chambers, power supplies, wafer and die contactors, signal distribution substrates and certain ICs, which are currently supplied by only one or a limited number of suppliers. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier was to become unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company would have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could have a material adverse effect on the Company's business, financial condition and operating results.

POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Company's Common Stock has been, and may continue to be, extremely volatile. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's operating results, failure to meet securities analysts' expectations, general conditions in the semiconductor and semiconductor equipment industries and the worldwide economy, announcement of technological innovations, new systems or product enhancements by the Company or its competitors, fluctuations in the level of cooperative development funding, acquisitions, changes in governmental regulations, developments in patents or other intellectual property rights and changes in the Company's relationships with customers and suppliers could cause the price of the Company's Common Stock to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization and high technology stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock.

MANAGEMENT OF CHANGING BUSINESS. If the Company is to be successful, it must expand its operations. Such expansion will place a significant strain on the Company's administrative, operational and financial resources. Further, such expansion will result in a continuing increase in the responsibility placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If the Company is unable to manage the expansion of its operations effectively, the Company's business, financial condition and operating results will be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL; ABILITY TO ATTRACT AND RETAIN SKILLED PERSONNEL. The Company's success depends to a significant extent upon the continued service of Rhea Posedel, its Chief Executive Officer, as well as other executive officers and key employees. The Company does not maintain key person life insurance for its benefit on any of its personnel, and none of the Company's employees is subject to a non-competition agreement with the Company. The loss of the services of any of its executive officers or a group of key employees could have a material adverse effect on the Company's business, financial condition and operating results. The Company's future success will depend in significant part upon its ability to attract and retain highly skilled technical, management, sales and marketing personnel. There is a limited number of personnel with the requisite skills to serve in these positions, and it has become increasingly difficult for the Company to hire such personnel. Competition for such personnel in the semiconductor equipment industry is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The Company's inability to attract and retain the executive management and other key personnel it requires will limit its ability to expand its business and would have a material adverse effect on the Company's business, financial condition and operating results.

INTELLECTUAL PROPERTY PROTECTION AND INFRINGEMENT. The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. These competitors would then be able to offer services and develop, manufacture and sell products, which compete directly with the Company's services and products. In that case, the Company's revenues and operating results could decline.

Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and processes allowing for meaningfully defending intellectual property rights. If the Company does not adequately protect its intellectual property, competitors may be able to practice the Company's technologies and erode the Company's competitive advantage, and the Company's business and operating results could be harmed.

Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. The Company will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that the Company's proprietary technologies are covered by valid and enforceable patents or are effectively maintained trade secrets.

There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

ENVIRONMENTAL REGULATIONS. Federal, state and local regulations impose various controls on the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used in the Company's operations. The Company believes that its activities conform in all material respects to current environmental and land use regulations applicable to its operations and its current facilities and that it has obtained environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

Item 7a. Quantitative and Qualitative Disclosures about Market Risks

The Company considered the provisions of Financial Reporting Release No. 48 "Disclosures of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosures of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Commodity Instruments." The Company had no holdings of derivative financial or commodity instruments at May 31, 2004.

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. The Company invests excess cash in a managed portfolio of corporate and government bond instruments with maturities of 18 months or less. The Company does not use any financial instruments for speculative or trading purposes. Fluctuations in interest rates would not have a material effect on the Company's financial position, results of operations and cash flows.

A majority of the Company's revenue and capital spending is transacted in U.S. Dollars. The Company, however, enters into transactions in other currencies, primarily Japanese Yen. Substantially all sales to Japanese customers are denominated in Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the Yen-U.S. Dollar exchange rate during the lengthy period from purchase order to ultimate payment. This exchange rate risk is partially offset to the extent that the Company's Japanese subsidiary incurs expenses payable in Yen. To date, the Company has not invested in instruments designed to hedge currency risks. In addition, the Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either Yen or U.S. Dollars. Since the Japanese subsidiary's financial statements are based in Yen and the Company's financial statements are based in U.S. Dollars, the Japanese subsidiary and the Company recognize foreign exchange gain or loss in any period in which the value of the Yen rises or falls in relation to the U.S. Dollar. A 10% decrease in the value of the Yen as compared with the U.S. Dollar would potentially result in an additional net loss of approximately $310,000.

Item 8. Financial Statements and Supplementary Data

INDEX

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Aehr Test Systems:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of shareholder's equity and accumulated other comprehensive income, and consolidated statements of cash flows present fairly, in all material respects, the financial position of Aehr Test Systems and its subsidiaries at May 31, 2004 and May 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 30, 2004

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	May 31, 2004	May 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,641	$ 8,362
Short-term investments	5,892	2,429
Accounts receivable, net of allowance for doubtful accounts of $92 and $87 at May 31, 2004 and 2003, respectively	4,205	2,889
Inventories	7,989	9,247
Refundable income taxes	--	1,248
Prepaid expenses and other	492	392
Total current assets	23,219	24,567
Property and equipment, net	1,289	1,515
Long-term investments	1,292	607
Other assets, net	1,012	1,558
Total assets	$26,812	$28,247
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,838	$ 748
Accrued expenses	2,100	1,739
Deferred revenue	337	106
Total current liabilities	4,275	2,593
Deferred revenue	26	30
Accrued lease commitment	307	279
Total liabilities	4,608	2,902
Commitments and contingencies (Note 7).		
Shareholders' equity:		
Preferred stock, $.01 par value: Authorized: 10,000 shares; Issued and outstanding: none	--	--
Common stock, $.01 par value: Authorized: 75,000 shares; Issued and outstanding: 7,389 shares and 7,157 shares at May 31, 2004 and 2003, respectively	74	72
Additional paid-in capital	37,322	36,364
Accumulated other comprehensive income	1,379	1,521
Accumulated deficit	(16,571)	(12,612)
Total shareholders' equity	22,204	25,345
Total liabilities and shareholders' equity	$26,812	$28,247

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended May 31,		
	2004	2003	2002
Net sales	$15,800	$15,092	$12,568
Cost of sales	10,092	9,354	6,488
Gross profit	5,708	5,738	6,080
Operating expenses:			
Selling, general and administrative	5,572	5,919	6,547
Research and development	4,645	4,543	4,036
Total operating expenses	10,217	10,462	10,583
Loss from operations	(4,509)	(4,724)	(4,503)
Interest income	333	252	520
Other income (expense), net	293	(146)	(43)
Loss before income taxes	(3,883)	(4,618)	(4,026)
Income tax expense (benefit)	76	(74)	1,241
Net loss	(3,959)	(4,544)	(5,267)
Other comprehensive income (loss), net of tax:			
Foreign currency translation income (expense)	(126)	27	24
Unrealized holding losses arising during the year	(16)	--	(17)
Comprehensive loss	$(4,101)	$(4,517)	$(5,260)
Net loss per share			
Basic	$ (0.55)	$ (0.63)	$ (0.74)
Diluted	$ (0.55)	$ (0.63)	$ (0.74)
Shares used in per share calculation			
Basic	7,248	7,161	7,151
Diluted	7,248	7,161	7,151

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
(IN THOUSANDS)

	Common Stock		Additional Paid-in Capital	Notes Receivable From Shareholders	Accumulated Other Comprehensive Income		Accumulated Deficit	Total
	Shares	Amount			Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment		
Balances, May 31, 2001	7,116	71	36,134	(84)	19	1,468	(2,801)	34,807
Issuance of common stock under employee plans......	104	1	394	--	--	--	--	395
Repurchase of common stock..	(36)	--	(141)	--	--	--	--	(141)
Note receivable from shareholders.............	--	--	--	84	--	--	--	84
Net loss....................	--	--	--	--	--	--	(5,267)	(5,267)
Net unrealized loss on investments...............	--	--	--	--	(17)	--	--	(17)
Foreign currency translation adjustment....	--	--	--	--	--	24	--	24
Comprehensive loss..........								(5,260)
Balances, May 31, 2002	7,184	72	36,387	--	2	1,492	(8,068)	29,885
Issuance of common stock under employee plans......	51	--	159	--	--	--	--	159
Repurchase of common stock..	(78)	--	(182)	--	--	--	--	(182)
Net loss....................	--	--	--	--	--	--	(4,544)	(4,544)
Foreign currency translation adjustment....	--	--	--	--	--	27	--	27
Comprehensive loss..........								(4,517)
Balances, May 31, 2003	7,157	$72	$36,364	$ --	$ 2	$1,519	$(12,612)	$25,345
Issuance of common stock under employee plans......	232	2	958	--	--	--	--	960
Net loss....................	--	--	--	--	--	--	(3,959)	(3,959)
Net unrealized loss on investments...............	--	--	--	--	(16)	--	--	(16)
Foreign currency translation adjustment....	--	--	--	--	--	(126)	--	(126)
Comprehensive loss..........								(4,101)
Balances, May 31, 2004	7,389	$74	$37,322	$ --	$(14)	$1,393	$(16,571)	$22,204

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended May 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$(3,959)	$(4,544)	$(5,267)
Adjustments to reconcile net loss to net cash used in operating activities:			
Loss on impairment of an investment	134	365	--
Provision for doubtful accounts	5	15	(64)
Loss on disposition of property and equipment	21	--	79
Depreciation and amortization	384	582	662
Deferred income taxes	--	--	1,613
Changes in operating assets and liabilities:			
Accounts receivable	(1,274)	268	2,687
Inventories	1,278	(64)	1,497
Accounts payable	852	(246)	(289)
Accrued expenses and deferred revenue	582	(985)	(559)
Accrued lease commitment	28	55	78
Other current assets	1,149	739	(663)
Net cash used in operating activities	(800)	(3,815)	(226)
Cash flows from investing activities:			
(Increase) decrease in short-term investments	(3,463)	5,574	(4,239)
(Increase) decrease in long-term investments	(701)	(607)	2,250
Additions to property and equipment	(159)	(261)	(954)
(Increase) decrease in other assets	416	(87)	(19)
Net cash (used in) provided by investing activities	(3,907)	4,619	(2,962)
Cash flows from financing activities:			
Proceeds from issuance of common stock and exercise of stock options	960	159	395
Repayment of notes from shareholders	--	--	84
Repurchase of common stock	--	(182)	(141)
Net cash provided by (used in) financing activities	960	(23)	338
Effect of exchange rates on cash	26	96	(56)
Net increase (decrease) in cash and cash equivalents	(3,721)	877	(2,906)
Cash and cash equivalents, beginning of year	8,362	7,485	10,391
Cash and cash equivalents, end of year	$ 4,641	$ 8,362	$ 7,485
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$17	$40	$43

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS:

Aehr Test Systems ("Company") was incorporated in California in June 1977 and primarily designs, engineers and manufactures test and burn-in equipment used in the semiconductor industry. The Company's principal products are the MTX massively parallel test system, the MAX and ATX burn-in systems, the FOX full wafer contact system, test fixtures and the DiePak carrier.

CONSOLIDATION:

The financial statements include the accounts of the Company and both its wholly-owned and majority-owned foreign subsidiaries. Intercompany accounts and transactions have been eliminated. The Company's 12.5% interest in ESA Electronics Pte Ltd. ("ESA"), a Singapore company, is accounted for under the cost method.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS:

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. Dollars from Japanese Yen, Euros and New Taiwan Dollars using the exchange rate in effect at the balance sheet date. Additionally, their revenues and expenses are translated using exchange rates approximating average rates prevailing during the fiscal year. Translation adjustments that arise from translating their financial statements from their local currencies to U.S. Dollars are accumulated and reflected as a separate component of shareholders' equity and comprehensive income (loss).

Transaction gains and losses that arise from exchange rate changes denominated in currencies other than the local currency are included in the statements of operations as incurred.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND INVESTMENTS:

Cash equivalents consist of money market instruments, commercial paper and other highly liquid investments purchased with an original maturity of three months or less. Investments not classified as cash equivalents are classified as available-for-sale. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, if any, included as a component of shareholders' equity.

CONCENTRATION OF CREDIT RISK:

The Company sells its products primarily to semiconductor manufacturers in North America, the Far East, and Europe. As of May 31, 2004, approximately 10%, 86% and 4% of accounts receivable are from customers located in the United States, the Far East and Europe, respectively. As of May 31, 2003, approximately 16%, 81% and 3% of accounts receivable are from customers located in the United States, the Far East and Europe, respectively. Two customers accounted for 48% and 30% of accounts receivable at May 31, 2004, and three customers accounted for 38%, 35% and 14% of accounts receivable at May 31, 2003. Two customers accounted for 34% and 18% of net sales in fiscal 2004, respectively and two customers accounted for 45% and 11% of net sales in fiscal 2003, respectively. Three customers accounted for 22%, 17% and 11% of net sales in fiscal 2002, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company also maintains allowances for potential credit losses and such losses have been within management's expectations. The Company uses letter of credit terms for some of its international customers.

Primarily all of the Company's cash, cash equivalents, short-term cash deposits and long-term investments are deposited with major financial institutions in the United States, Japan, Germany and Taiwan. The Company invests its excess cash in money market funds and short-term cash deposits. The money market funds and short-term cash deposits bear the risk associated with each fund. The money market funds have variable interest rates, and the short-term cash deposits have fixed rates. The Company's long-term investments consist of interest bearing securities with maturities of 18 months or less. The Company has not experienced any losses on its money market funds, short-term cash deposits, or long-term investments.

STRATEGIC INVESTMENTS:

The Company invests in debt and equity of private companies as part of its business strategy. These investments are carried at cost and are included in "Other Assets" in the consolidated balance sheets. If the Company determines that an other-than-temporary decline exists in the fair value of an investment, the Company writes down the investment to its fair value and records the related write-down as an investment loss in "Other Income (Expense)" in its consolidated statement of operations. For the years ended May 31, 2004 and May 31, 2003, the Company wrote-down one of its strategic investments by $134,000 and $365,000, respectively. At May 31, 2004 and 2003, the carrying value of the strategic investments was $586,000 and $1.1 million, respectively.

INVENTORIES:

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the related lease. Furniture, fixtures, machinery and equipment are depreciated on a straight-line basis over their estimated useful lives. The ranges of estimated useful lives for furniture, fixtures, machinery and equipment are as follows:

Furniture and fixtures	**2 to 15 years**
Machinery and equipment	**4 to 11 years**
Test equipment	**4 to 11 years**

GOODWILL:

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," effective June 1, 2002. In accordance with SFAS 142, the Company ceased the amortization of goodwill as of June 1, 2002. Net goodwill included in "Other Assets" in the consolidated balance sheets at May 31, 2004 and May 31, 2003 was $274,000. In accordance with the provisions of SFAS 142, the Company performed an initial test of goodwill impairment. The test indicated no impairment of the Company's goodwill as of June 1, 2002, the initial date of adopting SFAS 142. In accordance with the provisions of SFAS 142, the Company performed an annual goodwill impairment test on May 31, 2004 and it indicated no impairment of the Company's goodwill as of that date.

REVENUE RECOGNITION:

The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title. As a result, effective June 1, 2000, to comply with the provisions of SAB 101, the Company recognizes revenue upon shipment of products or services rendered and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractually agreed to amounts. Royalty revenue related to Performance Test Boards licensing income is recognized when paid by the licensee. This income is recorded in net sales. Provisions for the estimated future cost of warranty is recorded at the time the products are shipped. Prior to June 1, 2000, revenue for all products except royalties was recognized upon shipment of product provided no significant obligations remained and collectibility was assured.

PRODUCT DEVELOPMENT COSTS AND CAPITALIZED SOFTWARE:

Costs incurred in the research and development of new products or systems are charged to operations as incurred.

Costs incurred in the development of software programs for the Company's products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalized costs are amortized over the estimated life of the related software product using the greater of the units of sales or straight-line methods over ten years. No system software development costs were capitalized or amortized in fiscal 2004, 2003 and 2002.

During 1994, the Company entered into a cost-sharing research agreement with the Defense Advanced Research Projects Agency ("DARPA"), a U.S. government agency, under which DARPA provided co-funding up to a maximum amount of $6.5 million during fiscal 1994 through September 2000 for the development of a new product that would allow for burn-in and test at the wafer level. Payments from DARPA were received upon DARPA's approval of the achievement by the Company of milestones as outlined in the contract. The Company recognized such reimbursements as a reduction to research and development expenses in an amount equal to actual reimbursable project costs incurred. In January 2001, the Company completed this $6.5 million multi-year research and development agreement with DARPA. At May 31, 2004, May 31, 2003 and May 31, 2002, no outstanding payments were due from DARPA.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, long-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities.

The Company's investments are composed primarily of government and corporate fixed income securities, certificates of deposit and commercial paper. Long-term investments mature after one year but less than two years. While it is the Company's general intent to hold such securities until maturity, management will occasionally sell certain securities for cash flow purposes. Therefore, the Company's investments are classified as available-for-sale and are carried at fair value. Through May 31, 2004, no material losses had been experienced on such investments.

Unrealized gains and losses on available-for-sale investments, net of tax, are computed on the basis of specific identification and are reported as other comprehensive income (loss) and included in shareholders' equity. Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in other income (expense), net. The cost of securities sold is based on the specific identification method and interest earned is included in other income (expense), net.

IMPAIRMENT OF LONG-LIVED ASSETS:

In the event that facts and circumstances indicate that the carrying value of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying value to determine if a write-down is required.

INCOME TAXES:

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

STOCK-BASED COMPENSATION:

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's shares and the exercise price of the option. Stock-based compensation for consultants or other third parties is accounted for in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

The following information concerning the Company's stock option and employee stock purchase plans is provided in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for such plans in accordance with APB No. 25 and related interpretations.

	Year Ended May 31,		
	2004	2003	2002
	(in thousands, except per share data)		
Net loss -- as reported	$(3,959)	$(4,544)	$(5,267)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	--	--	--
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects.	(597)	(816)	(1,244)
Net loss -- pro forma	$(4,556)	$(5,360)	$(6,511)
Net loss per share -- as reported:			
Basic	$ (0.55)	$ (0.63)	$ (0.74)
Diluted	$ (0.55)	$ (0.63)	$ (0.74)
Net loss per share -- pro forma:			
Basic	$ (0.63)	$ (0.75)	$ (0.91)
Diluted	$ (0.63)	$ (0.75)	$ (0.91)

The above pro forma effects on loss may not be representative of the effects on net income (loss) for future years as option grants typically vest over several years and additional options are generally granted each year.

The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	Year Ended May 31,		
	2004	2003	2002
Risk-free Interest Rates	3.12%	3.12%	4.40%
Expected Life	5 years	5 years	5 years
Volatility	82%	81%	84%
Dividend Yield	--	--	--

The weighted average expected life was calculated based on the exercise behavior. The weighted average fair value of those options granted in 2004, 2003 and 2002 was $3.16, $2.45 and $2.55, respectively.

EARNINGS PER SHARE ("EPS") DISCLOSURES:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon exercise of stock options for all periods.

In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

	Year Ended May 31,		
	2004	2003	2002
Net loss available to common shareholders:			
Numerator: Net loss	$(3,959)	$(4,544)	$(5,267)
Denominator for basic loss per share: Weighted-average shares outstanding	7,248	7,161	7,151
Effect of dilutive securities: Employee stock options	--	--	--
Denominator for diluted loss per share	7,248	7,161	7,151
Basic loss per share	$(0.55)	$(0.63)	$(0.74)
Diluted loss per share	$(0.55)	$(0.63)	$(0.74)

Stock options to purchase 1,096,000, 1,214,000 and 1,154,000 shares of common stock were outstanding in fiscal 2004, 2003 and 2002, respectively, but were not included in the computation of diluted loss per share because the inclusion of such shares would be anti-dilutive.

COMPREHENSIVE LOSS:

The Company has adopted Statement of Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in the financial statements. Unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments are included in the Company's components of comprehensive income (loss), which are excluded from net income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS:

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 are required to be applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's financial position or results of operations.

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46(R) ("FIN 46(R)"), a revision of FASB Interpretation No. 46 ("FIN 46"). FIN 46(R) requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46(R) delays the implementation date for certain interests created or acquired prior to January 31, 2003, until the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 (R) did not have any impact on the Company's financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No.150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires financial instruments within its scope be classified as a liability (or an asset in some circumstances). Many of those financial instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments created before and still existing as of the issuance of this statement, a cumulative effect of change in accounting principle was required to be reported upon implementation in the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position or results of operations.

In March 2004, the FASB approved EITF Issue 03-6 "Participating Securities and the Two-Class Method under SFAS 128". EITF Issue 03-6 supersedes the guidance in Topic No. D-95, "Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share", and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity's common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of APB No. 25 and SFAS No. 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. As of May 31, 2004, we do not have any securities issued and outstanding subject to this pronouncement. Therefore, the adoption of EITF Issue 03-6 did not have any impact on the disclosure of earnings per share.

2. INVENTORIES:

Inventories are comprised of the following (in thousands):

	May 31, 2004	May 31, 2003
Raw materials and subassemblies	$3,250	$3,845
Work in process	4,623	4,694
Finished goods	116	708
	$7,989	$9,247

3. PROPERTY AND EQUIPMENT:

Property and equipment comprise (in thousands):

	May 31, 2004	May 31, 2003
Leasehold improvements	$1,094	$1,094
Furniture and fixtures	2,658	2,633
Machinery and equipment	2,272	2,381
Test equipment	1,952	1,890
	7,976	7,998
Less: Accumulated depreciation and amortization	(6,687)	(6,483)
	$1,289	$1,515

4. GOODWILL:

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," effective June 1, 2002. In accordance with SFAS 142, the Company ceased the amortization of goodwill as of June 1, 2002. Net goodwill at May 31, 2004 and May 31, 2003 was $274,000.

The following table summarizes the impact of adopting SFAS 142 on the net loss and net loss per share as adjusted to exclude amortization of goodwill for the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002 as reported in the accompanying Consolidated Financial Statements (in thousands, except per share amounts):

	Year Ended May 31,		
	2004	2003	2002
Reported net loss	$(3,959)	$(4,544)	$(5,267)
Goodwill amortization	--	--	48
Adjusted net loss	$(3,959)	$(4,544)	$(5,219)
Basic and diluted net loss per share:			
Reported net loss per share	$ (0.55)	$ (0.63)	$ (0.74)
Goodwill amortization	--	--	0.01
Adjusted net loss per share	$ (0.55)	$ (0.63)	$ (0.73)

In accordance with the provisions of SFAS 142, the Company performed an initial test of goodwill impairment. The test indicated no impairment of the Company's goodwill as of June 1, 2002, the initial date of adopting SFAS 142. In accordance with the provisions of SFAS 142, the Company performed an annual goodwill impairment test on May 31, 2004 and it indicated no impairment of the Company's goodwill as of that date.

5. PRODUCT WARRANTIES:

The Company provides for the estimated cost of product warranties at the time the products are shipped. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required.

	Year ended May 31,	
	2004	2003
	(in thousands)	
Balance at the beginning of the year	$111	$141
Accruals for warranties issued during the year	202	153
Accruals related to pre-existing warranties (including changes in estimates)	--	--
Settlements made during the year (in cash or in kind)	(167)	(183)
Balance at the end of the year	$146	$111

6. ACCRUED EXPENSES:

Accrued expenses comprise (in thousands):

	May 31,	
	2004	2003
Commissions and bonuses	$ 392	$ 444
Taxes Payable	443	443
Payroll related	554	404
Warranty	146	111
Other	565	337
	$2,100	$1,739

7. COMMITMENTS AND CONTINGENCIES:

The Company leases most of its manufacturing and office space under operating leases. The Company entered into a non-cancelable operating lease agreement for its United States manufacturing and office facilities, which commenced in December 1999 and expires in December 2009. Under the lease agreement, the Company is responsible for payments of utilities, taxes and insurance.

Minimum annual rentals payments under operating leases in each of the next five fiscal years and thereafter are as follows (in thousands):

2005	$823
2006	779
2007	791
2008	819
2009	847
Thereafter	504

Rental expense for the years ended May 31, 2004, 2003 and 2002 was approximately $855,000, $887,000 and $943,000, respectively.

At May 31, 2004, the Company had a $50,000 certificate of deposit held by a financial institution representing a security deposit for its United States manufacturing and office space lease.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or from intellectual property infringement or other claims. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, payments made by the Company under these agreements have not had a material impact on the Company's operating results or financial position.

8. CAPITAL STOCK:

PREFERRED STOCK:

The Board of Directors is authorized to determine the rights of the preferred shareholders.

STOCK OPTIONS:

The Company has reserved 1,721,869 shares of common stock for issuance to employees and consultants under its 1996 stock option plan. The plan provides that qualified options be granted at an exercise price equal to the fair market value at the date of grant, as determined by the Board of Directors (85% of fair market value in the case of non-statutory options and purchase rights and 110% of fair market value in certain circumstances). Options generally expire within seven years from date of grant. Most options become exercisable in increments over a four-year period from the date of grant. Options to purchase approximately 783,375, 805,883 and 601,083 shares were exercisable at May 31, 2004, May 31, 2003 and May 31, 2002, respectively.

Activity under the Company's stock option plans was as follows (in thousands, except per share data):

	Available Shares	Outstanding Options: Number of Shares	Outstanding Options: Weighted Average Exercise Price
Balances, May 31, 2001	112	1,104	$5.51
Additional shares reserved	300	--	
Options granted	(177)	177	$4.46
Options terminated	113	(113)	$6.03
Options exercised	--	(14)	$3.88
Balances, May 31, 2002	348	1,154	$5.32
Additional shares reserved	--	--	
Options granted	(198)	198	$3.86
Options terminated	138	(138)	$5.56
Options exercised	--	--	--
Balances, May 31, 2003	288	1,214	$5.05
Additional shares reserved	400	--	
Options granted	(201)	201	$3.16
Options terminated	139	(139)	$5.50
Options exercised	--	(180)	$4.79
Balances, May 31, 2004	626	1,096	$4.69

The following table summarizes information with respect to stock options at May 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at May 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at May 31, 2004	Weighted Average Exercise Price
$2.49 - $3.35	184,306	5.93	$2.89	60,089	$2.83
$3.79 - $4.06	260,624	4.08	$3.95	176,996	$3.93
$4.08 - $4.50	182,735	3.99	$4.41	125,852	$4.40
$4.51 - $6.00	265,563	2.29	$5.56	238,093	$5.63
$6.25 - $6.75	202,500	2.09	$6.40	182,345	$6.42
$2.49 - $6.75	1,095,728	3.58	$4.69	783,375	$5.02

9. EMPLOYEE BENEFIT PLANS:

EMPLOYEE STOCK BONUS PLAN:

The Company has a noncontributory, trusteed employee stock bonus plan for full-time employees who have completed three consecutive months of service and for part-time employees who have completed one year of service and have attained an age of 21. The Company can contribute either shares of the Company's stock or cash to the plan. The contribution is determined annually by the Company and cannot exceed 15% of the annual aggregate salaries of those employees eligible for participation in the plan. Individuals' account balances vest at a rate of 25% per year commencing upon completion of three years of service. Non-vested balances, which are forfeited, are allocated to the remaining employees in the plan. Contributions made to the plan during fiscal 2004, 2003 and 2002 were $60,000, $60,000 and $60,000, respectively.

401(K) PLAN:

The Company maintains a defined contribution savings plan (the "401(k) Plan") to provide retirement income to all qualified employees of the Company. The 401(k) Plan is intended to be qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is funded by voluntary pre-tax contributions from employees. Contributions are invested, as directed by the participant, in investment funds available under the 401(k) Plan. The Company is not required to make, and did not make during fiscal 2004, 2003 and 2002, any contributions to the Plan.

EMPLOYEE STOCK PURCHASE PLAN:

The Company's Board of Directors adopted the 1997 Employee Stock Purchase Plan in June 1997. A total of 400,000 shares of Common Stock have been reserved for issuance under the plan. The plan has consecutive, overlapping, twenty-four month offering periods. Each twenty-four month offering period includes four six month purchase periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year, except that the first such offering period commenced with the effectiveness of the Company's initial public offering and ended on the last trading day on or before March 31, 1999. Shares are purchased through employee payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's Common Stock at either the first day of an offering period or the last day of the purchase period. If a participant's rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for a calendar year, such participant may not be granted an option to purchase stock under the 1997 Employee Stock Purchase Plan. The maximum number of shares a participant may purchase during a single purchase period is determined by dividing $12,500 by the fair market value of a share of the Company's Common Stock on the first day of the then current offering period. To date, 282,166 shares have been issued under the plan.

10. STOCKHOLDER RIGHTS PLAN:

The Company's Board of Directors adopted a Stockholder Rights Plan on March 5, 2001, under which a dividend of one right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock was distributed for each outstanding share of the Company's Common Stock. The plan entitles each Right holders to purchase 1/1000th of a share of the Company's Series A Participating Preferred Stock at an exercise price of $35.00, subject to adjustment, in certain events, such as a tender offer to acquire 20% or more of the Company's outstanding common stock. Under some circumstances, such as if a person or group acquires 20% or more of the Company's common stock prior to redemption of the Rights, the plan entitles such holders (other than an acquiring party) to purchase the Company's common stock having a market value at that time of twice the Right's exercise price. The Rights expire on April 3, 2010.

11. INCOME TAXES:

Domestic and foreign components of pretax income (loss) are as follows (in thousands):

	Year Ended May 31,		
	2004	2003	2002
Domestic	$(4,194)	$(4,257)	$(2,763)
Foreign	311	(361)	(1,263)
	$(3,883)	$(4,618)	$(4,026)

The provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended May 31,		
	2004	2003	2002
Federal income taxes:			
Current	$ --	$ --	$ (418)
Deferred	--	--	1,331
State income taxes:			
Current	20	20	20
Deferred	--	--	282
Foreign income taxes:			
Current	56	(94)	26
	$ 76	$ (74)	$1,241

The Company's effective tax rate differs from the U.S. federal statutory tax rate, as follows:

	Year Ended May 31,		
	2004	2003	2002
U.S. Federal statutory tax rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal tax effect	0.5	0.3	0.3
Other	(1.2)	1.4	5.9
Income from equity investment	(2.8)	0.6	(0.4)
Net operating losses not benefited	39.3	30.1	59.0
Effective tax rate	1.8 %	(1.6)%	30.8 %

The components of the net deferred tax asset (liability) are as follows (in thousands):

	May 31,	
	2004	2003
Net operating losses	$4,653	$4,545
Credit carryforwards	1,276	1,091
Inventory reserves	2,050	1,903
Reserves and accruals	443	313
Other	1,354	1,113
	9,776	8,965
Less: Valuation allowance	(9,776)	(8,965)
Net deferred tax asset	$ --	$ --

In the year ended May 31, 2004, a full valuation allowance has been provided for the Company's deferred tax assets as management cannot conclude, based on available objective evidence, that it is more likely than not the deferred tax assets will be realized.

At May 31, 2004, the Company has federal and state net operating loss carryforwards of approximately $10.4 million and $1.1 million, respectively. At May 31, 2004, the Company also has federal and state tax credit carryforwards of approximately $480,000 and $1.0 million, respectively. These carryforwards will expire commencing in 2012. These carryforwards may be subject to certain limitations on annual utilization in case of a change in ownership, as defined by tax law.

Foreign net operating loss carryforwards of approximately $2.3 million are available to reduce future foreign taxable income. Some of the foreign net operating losses will begin to expire beginning 2005 through 2009.

12. OTHER INCOME (EXPENSE), NET:

Other income (expense), net comprises the following (in thousands):

	Year Ended May 31,		
	2004	2003	2002
Foreign exchange gain (loss)......	$ 141	$ 70	$ (23)
Loss on impairment of an investment	(134)	(365)	--
Income from equity investment.....	--	85	46
Income from a sale of investment..	320	--	--
Other, net.......................	(34)	64	(66)
	$ 293	$(146)	$ (43)

13. SEGMENT INFORMATION:

The Company operates in one industry segment. The Company is engaged in the design, manufacture, marketing and servicing of test and burn-in equipment used in the semiconductor manufacturing industry.

The Company develops, manufactures and sells systems to semiconductor manufacturers and operates in one operating segment. The following presents information about the Company's operations in different geographic areas (in thousands):

	United States	Asia	Europe	Adjust-ments	Total
2004:					
Net sales......................	$13,473	$2,701	$1,827	$ (2,201)	$15,800
Portion of U.S. net sales from export sales............	11,031	--	--	--	11,031
Income (loss) from operations..	(4,725)	129	97	(10)	(4,509)
Identifiable assets............	34,811	2,372	745	(11,116)	26,812
Long-lived assets..............	1,023	253	13	--	1,289
2003:					
Net sales......................	$13,977	$ 661	$1,365	$ (911)	$15,092
Portion of U.S. net sales from export sales............	9,885	--	--	--	9,885
Income (loss) from operations..	(4,445)	(478)	57	142	(4,724)
Identifiable assets............	36,903	959	773	(10,388)	28,247
Long-lived assets..............	1,239	259	17	--	1,515
2002:					
Net sales......................	$11,458	$ 659	$ 930	$ (479)	$12,568
Portion of U.S. net sales from export sales............	6,775	--	--	--	6,775
Income (loss) from operations..	(3,974)	(737)	49	159	(4,503)
Identifiable assets............	41,286	1,324	485	(9,277)	33,818
Long-lived assets..............	2,062	275	19	--	2,356

The Company's foreign operations are primarily those of its Japanese and German subsidiaries and Taiwanese branch office. Substantially all of the sales of the subsidiaries are made to unaffiliated Japanese or European customers. Net sales and income (loss) from operations from outside the United States include the operating results of Aehr Test Systems Japan K.K. and Aehr Test Systems GmbH. Adjustments consist of intercompany eliminations. Identifiable assets are all assets identified with operations in each geographic area.

14. RELATED PARTY TRANSACTIONS:

The Company has entered into transactions with ESA Electronics Pte Ltd. ("ESA") in which the Company owned 12.5% of interest at May 31, 2004. ESA purchased goods from the Company of approximately $105,000, $163,000 and $711,000 during fiscal 2004, 2003 and 2002, respectively. In addition, the Company purchased goods from ESA of approximately $1.0 million in fiscal 2004 and none in fiscal 2003 and 2002. At May 31, 2004, the Company had amounts payable to ESA of approximately $935,000 and none at May 31, 2003.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

The following table (presented in thousands, except per share data) sets forth selected unaudited consolidated statements of operations data for each of the four quarters of the fiscal years ended May 31, 2004 and May 31, 2003. The unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period and should be read in conjunction with the audited consolidated financial statements of the Company's and the notes thereto included elsewhere herein.

	Three Months Ended			
	Aug. 31, 2003	Nov. 30, 2003	Feb. 29, 2004	May 31, 2004
Net sales	$4,169	$3,593	$ 2,166	$5,872
Gross profit	$1,626	$1,342	$ 810	$1,930
Net loss	$ (808)	$ (949)	$(1,717)	$ (484)
Net loss per share (basic)	$(0.11)	$(0.13)	$ (0.24)	$(0.07)
Net loss per share (diluted)	$(0.11)	$(0.13)	$ (0.24)	$(0.07)

	Three Months Ended			
	Aug. 31, 2002	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003
Net sales	$3,508	$ 2,928	$4,028	$4,628
Gross profit	$1,559	$ 1,020	$1,516	$1,643
Net loss	$ (887)	$(1,992)	$ (988)	$ (677)
Net loss per share (basic)	$(0.12)	$ (0.28)	$(0.14)	$(0.09)
Net loss per share (diluted)	$(0.12)	$ (0.28)	$(0.14)	$ (0.09)

AEHR TEST SYSTEMS AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended May 31, 2004, 2003 and 2002
(IN THOUSANDS)

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions*	Balance at end of year
Allowance for doubtful accounts receivable:				
May 31, 2004	$ 87	$ 45	$ 40	$ 92
May 31, 2003	$ 71	$104	$ 88	$ 87
May 31, 2002	$135	$109	$173	$ 71

* Deductions include write-offs of uncollectible accounts and collections of amounts previously reserved.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

Evaluation of disclosure controls and procedures. Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal controls over financial reporting. There was no significant change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item relating to directors is incorporated by reference to the information under the caption "Proposal 1 -- Election of Directors" in the Proxy Statement. The information required by this item relating to executive officers is incorporated by reference to the information under the caption "Management -- Executive Officers and Directors" at the end of Part I of this report on Form 10-K.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the section entitled "Compensation of Executive Officers" of the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners, Directors and Management" of the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement.

Item 14. Principal Independent Registered Public Accounting Firm's Fees and Services

The information required by this item is incorporated by reference to the section entitled "Principal Independent Registered Public Accounting Firm's Fees and Services" of the Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this Report:

1. Financial Statements

   See Index under Item 8.

2. Financial Statement Schedule

   See Index under Item 8.

3. Exhibits

   See Item 15(c) below.

(b) Reports on Form 8-K.

On July 22, 2003, the Company furnished a current report on Form 8-K, attaching a press release announcing financial results for the fourth fiscal quarter and fiscal year ended May 31, 2003 and certain other information. The Form 8-K included the Company's unaudited financial statements for the fourth fiscal quarter ended May 31, 2003 and audited financial statements for the fiscal year ended May 31, 2003. On September 24, 2003, the Company furnished a current report on Form 8-K, attaching a press release announcing financial results for the first fiscal quarter ended August 31, 2003 and certain other information. The Form 8-K included the Company's unaudited financial statements for the first fiscal quarter ended August 31, 2003. On January 7, 2004, the Company furnished a current report on Form 8-K, attaching a press release announcing financial results for the second fiscal quarter ended November 30, 2003 and certain other information. The Form 8-K included the Company's unaudited financial statements for the second fiscal quarter ended November 30, 2003. On March 25, 2004, the Company furnished a current report on Form 8-K, attaching a press release announcing financial results for the third fiscal quarter ended February 29, 2004 and certain other information. The Form 8-K included the Company's unaudited financial statements for the third fiscal quarter ended February 29, 2004.

(c) Exhibits

The following exhibits are filed as part of or incorporated by reference into this Report:

Exhibit No.	Description
3.1+	Restated Articles of Incorporation of Registrant.
3.2+	Bylaws of Registrant.
4.1++	Form of Common Stock certificate.
10.1+	Amended 1986 Incentive Stock Plan and form of agreement thereunder.
10.2++	1996 Stock Option Plan (as amended and restated) and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder.

10.3++	1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4++	Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.
10.5+	Capital Stock Purchase Agreement dated September 11, 1979 between Registrant and certain holders of Common Stock.
10.6+	Capital Stock Investment Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.7+	Amendment dated September 17, 1985 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.8+	Amendment dated February 26, 1990 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.9+	Stock Purchase Agreement dated September 18, 1985 between Registrant and certain holders of Common Stock.
10.10+	Common Stock Purchase Agreement dated February 26, 1990 between Registrant and certain holders of Common Stock.
10.11+	Lease dated May 14, 1991 for facilities located at 1667 Plymouth Street, Mountain View, California.
10.12+++	Lease dated August 3, 1999 for facilities located at Building C, 400 Kato Terrace, Fremont, California.
10.13++++	Preferred Shares Rights Agreement dated March 5, 2001.
10.14+++++	Form of Change of Control Agreement.
11.1++	Computations of Net Income (Loss) Per Share.
21.1+	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 50).
31.1	Certification Statement of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2	Certification Statement of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Registration Statement on Form S-1 filed June 11, 1997 (File No. 333-28987).

++ Incorporated by reference to the same-numbered exhibit previously filed with Amendment No.1 to the Company's Registration Statement on Form S-1 filed July 17, 1997 (File No. 333-28987).

+++ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 1999 filed August 27, 1999 (File No. 333-28987).

++++ Incorporated by reference to the Exhibit No. 4.1 previously filed with the Company's Current Report on Form 8-K dated March 27, 2001 (File No. 000-22893).

+++++ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 2001 filed August 29, 2001 (File No. 000-22893).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2004

AEHR TEST SYSTEMS

By: /s/ RHEA J. POSEDEL

Rhea J. Posedel
CHIEF EXECUTIVE OFFICER AND
CHAIRMAN OF THE BOARD OF DIRECTORS

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rhea J. Posedel and Gary L. Larson, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RHEA J. POSEDEL Rhea J. Posedel	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 30, 2004
/s/ GARY L. LARSON Gary L. Larson	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 30, 2004
/s/ ROBERT R. ANDERSON Robert R. Anderson	Director	August 30, 2004
/s/ WILLIAM W. R. ELDER William W. R. Elder	Director	August 30, 2004
/s/ MUKESH PATEL Mukesh Patel	Director	August 30, 2004
/s/ MARIO M. ROSATI Mario M. Rosati	Director	August 30, 2004

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT

I, Rhea J. Posedel, certify that:

1. I have reviewed this annual report on Form 10-K of Aehr Test Systems;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2004

/s/ RHEA J. POSEDEL

Rhea J. Posedel
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT

I, Gary L. Larson, certify that:

1. I have reviewed this annual report on Form 10-K of Aehr Test Systems;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2004

/s/ GARY L. LARSON

Gary L. Larson
Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Rhea J. Posedel, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Aehr Test Systems on Form 10-K for the period ending May 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Aehr Test Systems.

By: /s/ RHEA J. POSEDEL

Rhea J. Posedel
Chief Executive Officer

I, Gary L. Larson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Aehr Test Systems on Form 10-K for the period ending May 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Aehr Test Systems.

By: /s/ GARY L. LARSON

Gary L. Larson
Chief Financial Officer

CORPORATE INFORMATION

DIRECTORS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Robert R. Anderson (1)
Private investor

William W.R. Elder (1) (2)
President,
Chief Executive Officer,
Chairman of the Board
Genus, Inc.,
a semiconductor company

Mukesh Patel (1)
Private investor

Mario M. Rosati (2)
Member
Wilson Sonsini Goodrich & Rosati,
P.C., a law firm

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

OFFICERS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Gary L. Larson
Vice President of Finance,
Chief Financial Officer

Carl N. Buck
Vice President of Contactor
Business Group

David S. Hendrickson
Vice President of Engineering

Gregory M. Perkins
Vice President of Worldwide
Sales and Service

Kunio Sano
President
Aehr Test Systems Japan

CORPORATE HEADQUARTERS

400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Website: www.aehr.com

SUBSIDIARIES

Aehr Test Systems Japan
7-9, Shibasaki-Cho
2-Chome
Tachikawa-Shi
Tokyo, Japan 190-0023
Telephone: 81.42.525.1061
Fax: 81.42.525.1410
Email: atsj@aehr.com

Aehr Test Systems GmbH
Industriestrasse 9
D-86919 Utting
Germany
Telephone: 49.8806.2021
Fax: 49.8806.2024
Email: atsg@aehr.com

Aehr Test Systems Taiwan
1F, 354 Chukuang Road
Hsinchu
Taiwan, ROC
Telephone: 886.3.522.9370
Fax: 886.3.522.4606
Email: taiwan_support@aehr.com

SHAREHOLDER INFORMATION

Legal Counsel
Wilson Sonsini Goodrich & Rosati,
P.C.
Palo Alto, CA

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
San Jose, CA

Transfer Agent and Registrar
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204
Telephone: 818.502.1404
Fax: 818.502.0674

Investor Relations
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Website: www.aehr.com

Annual Meeting
The annual meeting of shareholders will be held at 4:00 p.m. on October 19, 2004 at the Company's corporate headquarters.

Aehr Test Systems' corporate headquarters has been receiving the International Standards Organization's (ISO) 9001 Certification since 1997.



QUALITY MANAGEMENT SYSTEM
ISO 9001:2000
CERTIFIED
DNV
QUALITY MANAGEMENT SYSTEM
CERTIFIED BY DNV
ISO 9001:2000


AEHR
TEST SYSTEMS

CORPORATE HEADQUARTERS
400 KATO TERRACE
FREMONT, CA 94539
TELEPHONE: 510.623.9400
FAX: 510.623.9450
WEB: WWW.AEHR.COM